Filed by NLS Pharmaceutics Ltd. pursuant to
Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Agreement and Plan of Merger

On November 4, 2024, NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (NASDAQ: NLSP) (the “Company”), NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company (the “Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.80 Swiss Franc (CHF) par value per share, of the Company (“Company Common Share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding shares of Company Common Shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (such assets to be disposed, the “Legacy Assets”). It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrantholders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, substantially in the form attached to the Merger Agreement and as Exhibit 99.2 hereto (the “CVR Agreement”), subject to the adjustments set forth therein.

At the Effective Time, each:

●	Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable Company Common Shares equal to the Exchange Ratio;

●	option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase Company Common Shares in accordance with the terms of the Merger Agreement;

●	each Company Common Share issued and outstanding immediately prior to the Effective time, and each Company Common Share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”) pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company board of directors (the “Board”) and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

1

In connection with the Closing, the Company’s officers and members of the Board as of the Effective Time will resign and it is anticipated that Kadimastem’s officers and members of its board of directors as of the Effective Time will become the Company’s officers and members of the Board, respectively, as the Closing; provided, however, Mr. Alexander Zwyer shall not resign as a member of the Board at the Effective Time and shall remain as a member of the Board and, for a period of one year following the date of the Closing, the Company shall appoint to the Board one individual nominated in writing by Mr. Zwyer and acceptable to the Company.

The Merger Agreement contains representations, warranties and covenants by the Company, Merger Sub, and Kadimastem that are customary for a transaction of this nature, including among others, covenants regarding the conduct of the Company’s business during the pendency of the transactions contemplated by the Merger Agreement, the conduct of Kadimastem’s business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and the use of reasonable best efforts to make all filings required by governmental entities following the execution of the Merger Agreement. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, their reasonable best efforts to consummate the Merger.

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and the Company. In addition, the Merger Agreement requires the Company to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. Furthermore, the Merger Agreement requires the Company to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement.

The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement, including, among other things, in the event of the failure of the Company or Kadimastem to satisfy those certain closing conditions set forth above; provided, however, that in the event that the Closing Indebtedness (as defined in the Merger Agreement) is greater than $0 and/or the Closing Cash (as defined in the Merger Agreement) is less than $600,000, the resulting number of Company Common Shares issued as Merger Consideration (as defined in the Merger Agreement) shall not exceed the product of (i) the number of Company Common Shares issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

The Merger Agreement includes covenants requiring the Company and its representatives not to (i) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than Kadimastem or any of its affiliates or any of its representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Company’s directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (iii) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (iv) otherwise resolve to do any of the foregoing.

2

Notwithstanding these restrictions, the Company may under certain circumstances provide information to and engage in discussions or negotiations with third parties with respect to an acquisition proposal that the Company’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal (as defined in the Merger Agreement). In addition, the Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to make a Parent Adverse Recommendation Change (as defined in the Merger Agreement).

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem, including the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before January 31, 2025. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10,000,000 plus the Company Operating Expenses (as defined in the Merger Agreement), and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into support agreements (each, a “Support Agreement”) with certain shareholders and of the Company (the “Supporting Persons”), pursuant to which each Supporting Person has agreed, among other things, to vote its Company Common Shares in favor of the Merger at meetings of the Company’s shareholders convened to approve the Merger. The Support Agreement will terminate upon the earliest to occur of (a) the date that the Shareholder Resolutions (as defined in the Support Agreement) are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of the Support Agreement by the Company to the Supporting Person, and (d) 365 days from the Effective Date (as defined in the Support Agreement).

The foregoing descriptions of the Merger Agreement, the CVR Agreement, and the Support Agreements, and the transactions contemplated thereby, do not purport to be complete, and are subject to, and qualified in its entirety by reference to, the full text of the each agreement, which are attached as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference. They are not intended to provide any factual information about the Company, Kadimastem, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specified dates; were made solely for the benefit of the parties to the Merger Agreement except as expressly set forth therein; are not intended as statements of fact to be relied upon by the Company’s shareholders, but rather as a way of allocating the risk between the parties in the event that statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Company’s shareholders. The Company’s shareholders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to the Company’s shareholders’ right to receive the CVRs and any consideration that may be distributed in accordance with the CVR Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Kadimastem, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Kadimastem’s public disclosures.

3

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the terms of the proposed merger, the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; and unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’ website at www.nlspharma.com.

4

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS using the sources indicated above.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1*	Agreement and Plan of Merger, dated November 4, 2024, by and between NLS Pharmaceutics, NLS Pharmaceutics (Israel Ltd.), and Kadimastem Ltd.
99.2	Form of Contingent Value Right Agreement, by and between NLS Pharmaceutics Ltd. and VStock Transfer, LLC.
99.3	Form of Support Agreement by and between NLS Pharmaceutics Ltd. and each of the parties named in the Support Agreement.

*	All schedules to the Merger Agreement have been omitted. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: November 5, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

6

Exhibit 99.1

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

BY AND AMONG

NLS Pharmaceutics LTD.

NLS PHARMACEUTICS (ISRAEL) LTD.

and

KADIMASTEM LTD.

DATED AS OF NOVEMBER 4, 2024

i

3.23	Indebtedness	28
3.24	Real Property	28
3.25	Anti-Takeover Statutes	29
3.26	No Other Representations	29

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1	Organization and Qualification; Subsidiaries	29
4.2	Capitalization of Parent and Merger Sub	30
4.3	Authority Relative to This Agreement; Recommendation	31
4.4	SEC Reports; Financial Statements	31
4.5	Information Supplied	33
4.6	Consents and Approvals; No Violations	33
4.7	No Default	34
4.8	No Undisclosed Liabilities	34
4.9	Litigation	34
4.10	Compliance with Applicable Law	35
4.11	Brokers	36
4.12	Ownership of Stock in the Company and its Subsidiaries	36
4.13	Taxes	36
4.14	Valid Issuance	38
4.15	Insurance	38
4.16	Certain Business Practices	38
4.17	Material Contracts	40
4.18	Employee Benefits	40
4.19	Indebtedness	40
4.20	Real Property	40
4.21	No Other Representations	40

ARTICLE V COVENANTS

5.1	Conduct of Business by the Parent and Merger Sub	41
5.2	Conduct of Business by the Company	43
5.3	Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus	46
5.4	Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger	47
5.5	Stock Exchange Listings; Delisting.	49
5.6	Appropriate Action; Consents; Filings.	49
5.7	Access to Information; Confidentiality.	53
5.8	Public Announcements.	54
5.9	Indemnification and Directors’ and Officers’ Insurance.	54
5.10	Notification of Certain Matters.	55
5.11	Affiliates; Tax Rulings.	55
5.12	Director Resignations.	58

ii

5.13	Israeli Securities Authority Approval.	58
5.14	Sale of Legacy Assets.	59
5.15	Merger Sub.	59
5.16	Parent Board Designee.	59
5.17	No Solicitation by Parent.	60

ARTICLE VI CONDITIONS TO CONSUMATION OF THE MERGER

6.1	Conditions to Each Party’s Obligations to Effect the Merger	62
6.2	Conditions to the Obligations of the Company	64
6.3	Conditions to the Obligations of the Parent and Merger Sub	65

ARTICLE VII TERMINATION

7.1	Termination	66
7.2	Effect of Termination	67
7.3	Fees and Expenses	68

ARTICLE VIII MISCELLANEOUS

8.1	Non-Survival of Representations and Warranties	68
8.2	Amendment	69
8.3	Extension; Waiver	69
8.4	Entire Agreement; Assignment	69
8.5	Validity	69
8.6	Notices	70
8.7	Governing Law and Venue; Waiver of Jury Trial	70
8.8	Descriptive Headings	71
8.9	Parties in Interest	71
8.10	Certain Definitions	71
8.11	Specific Performance	82
8.12	Interpretation	83
8.13	Disclosure Schedules	83
8.14	Counterparts	83

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”), dated as of November 4, 2024 (the “Signing Date”), is by and among KADIMASTEM LTD., an Israeli publicly traded company limited by shares (the “Company”), NLS PHARMACEUTICS LTD., a corporation incorporated under the laws of Switzerland (the “Parent”), NLS PHARMACEUTICS (ISRAEL) LTD., an Israeli company and a wholly owned subsidiary of Parent (the “Merger Sub”). Terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 8.10 of this Agreement.

RECITALS

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), Merger Sub (the “Merger Sub Board”) and the Company (the “Company Board”) have approved, and declared advisable, fair to and in the best interests of such entity and its respective shareholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314 – 327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”);

WHEREAS, following the Closing, Parent shall diligently work to dispose of the Legacy Assets and Legacy Liabilities (the “Legacy Sale”);

WHEREAS, in connection with the Merger and the Legacy Sale, (i) each shareholder of the Parent as of immediately prior to the Effective Time shall be entitled to receive one (1) contingent value right (“CVR”) per share of Parent Common Stock held by such shareholder, which shall represent the right to receive contingent payments in cash, subject to any applicable withholding of Taxes and without interest, of the net proceeds resulting from the Legacy Sale, subject to and in accordance with the terms and conditions of the CVR Agreement, and (ii) each holder of an outstanding warrant to purchase shares of Parent Common Stock (collectively, the “Warrant Holders”) as of immediately prior to the Effective Time shall be entitled to receive one (1) CVR per share of Parent Common Stock acquirable upon complete exercise of such warrant;

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board have determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company or the Merger Sub to their respective creditors;

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company, representing at least 40% of the shares of the Company entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transactions contemplated herein (the “Company Voting Agreements”);

WHEREAS, as of or prior to the execution of this Agreement, and as a condition and inducement to Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Parent, representing at least 40% of the shares of the Parent entitled to vote on the approval of the transactions contemplated herein, have entered into support agreements in favor of the transaction contemplated herein (the “Parent Voting Agreements”);

WHEREAS, the Company will apply for a tax ruling pursuant to Section 103K of the Ordinance so that the Merger will be treated as tax-free under the Ordinance;

WHEREAS, each of the Company Board and the Parent Board intends to recommend that the shareholders of the Company and Parent, respectively, approve and adopt this Agreement and the Merger;

WHEREAS, each of Parent, Merger Sub and the Company wish hereby to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

AGREEMENT

ARTICLE I
THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the ICL, Merger Sub (as the target company (Chevrat HaYaad)) shall be merged with and into the Company (as an absorbing company (HaChevra HaKoletet)). Following the Merger, the Company (a) shall continue as the surviving corporation (the “Surviving Corporation”), while the separate corporate existence of Merger Sub shall cease; (b) shall be governed by the laws of the State of Israel; (c) shall maintain a registered office in the State of Israel; and (d) shall succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the Parties, which shall be no later than the second Business Day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), remotely by exchange of documents and signatures via Electronic Delivery, unless another time, date or place is agreed to in writing by the Parties hereto.

1.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

1.4 Articles of Association. The articles of association of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit A.

1.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Parent, Merger Sub, and Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger in accordance with the ICL.

1.6 Officers and Directors. The officers of the Surviving Corporation immediately at the Closing shall be the officers of the Company, in each case until their respective successors are duly appointed or until their earlier death, resignation or removal.

ARTICLE II
EFFECTS OF MERGER ON SHARE CAPITAL; EXCHANGE OF SHARES

2.1 Effect on Securities.

2.1.0 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any of their respective shareholders, each Ordinary Share of the Company, no par value, issued and outstanding immediately prior to the Effective Time (individually a “Share” and collectively the “Shares”), other than Shares owned by the Company or its Subsidiaries (dormant or otherwise), or by Parent or Merger Sub, if any, shall, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or the holders thereof, be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1.2 below (such shares of Parent Common Stock, the “Merger Consideration”) without interest; provided, however, notwithstanding anything to the contrary contained herein or in any other Transaction Agreement, and regardless of the calculations set forth in Exhibit C attached hereto, in the event that the Closing Indebtedness is greater than $0 and/or the Closing Cash is less than $600,000, the resulting number of shares of Parent Common Stock issued as Merger Consideration shall not exceed the product of (i) the number of shares of Parent Common Stock issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

(b) Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Shares), subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to provide the holders of the Shares and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

(c) Each Share to be converted into the right to receive the Merger Consideration as provided in this Section 2.1.0(a) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (“Certificates”) or book-entry shares (“Book-Entry Shares”) that immediately prior to the Effective Time represented such Shares, shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(d) At the Effective Time, each Share held as of immediately prior to the Effective Time by the Company (dormant or otherwise) shall be automatically cancelled and retired and shall cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

(e) Parent Common Stock issued in exchange for Section 102 Shares and Section 102 Non Trustee Shares shall be issued to the 102 Trustee on behalf of the beneficial holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plans.

(f) The Parent Common Stock issued as Merger Consideration shall be, upon effectiveness of the F-4, fully registered and freely tradable, and not subject to any lock-up or other similar restrictions.

2.1.1 Conversion of Merger Sub Share Capital. At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Merger Sub, or any shareholder of Parent, the Company or Merger Sub, each outstanding ordinary share of Merger Sub shall be converted into one ordinary share of the Surviving Corporation and shall be registered in the name of Parent in the shareholders register of the Surviving Corporation.

2.1.2 No Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. All fractional share amounts shall be rounded down to the nearest whole based on the total number of shares of Parent Common Stock to be issued to the holder of Shares who would otherwise be entitled to receive a fraction of Parent Common Stock (after aggregating all fractional Parent Common Stock issuable to such holder).

2.1.3 Estimated Closing Statement.

(a) Not later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement certified by the Company’s chief executive officer (the “Company Estimated Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of the Company Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof.

(b) Not later than three (3) Business Days prior to the Closing Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness as of the Reference Time, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash as of the Reference Time, along with reasonably detailed calculations thereof, and (c) the resulting estimated Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness and Closing Cash and the Company’s estimate of Company Closing Cash set forth in the Company Estimated Closing Statement, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company. Promptly after delivering the Parent Estimated Closing Statement to the Company, Parent will meet with the Company to review and discuss the Parent Estimated Closing Statement and Parent will consider in good faith the Company’s comments to the Parent Estimated Closing Statement and make any appropriate adjustments to the Parent Estimated Closing Statement prior to the Closing, as mutually approved by Parent and the Company both acting reasonably and in good faith, which adjusted Parent Estimated Closing Statement shall thereafter become the Parent Estimated Closing Statement for all purposes of this Agreement. The Parent Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with U.S. GAAP or other applicable accounting principles and otherwise in accordance with this Agreement. The Parent Estimated Closing Statement will also include with respect to Closing Indebtedness the amount owed to each creditor of Parent and, with respect to any Closing Indebtedness that the Company and Parent agree to satisfy at the Closing, payment instructions, together with payoff and lien release letters from Parent’s creditors in form and substance reasonably acceptable to the Company.

2.2 Exchange Procedures.

2.2.0 Designation of Exchange Agent and Information Agent; Deposit of Exchange Fund. Prior to or at the Closing, Parent shall designate its transfer agent, or a depository, bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent” and “Israeli Sub-Agent”, respectively) and enter into an exchange agreement, in a form reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 2.1 above. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Shares (excluding Section 102 Shares and Section 102 Non Trustee Shares, in respect of which the Parent Common Stock shall be issued directly to the 102 Trustee) for exchange in accordance with this Article 2 through the Exchange Agent, the full number of shares of Parent Common Stock, which shall be in uncertificated book-entry form, issuable pursuant to Section 2.1 above in exchange for outstanding Shares (such shares of Parent Common Stock hereinafter referred to as the “Exchange Fund”), in exchange for outstanding Company Shares. In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1 above, Parent shall promptly deposit, or cause to be deposited, additional shares with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1 or Section 2.2.5.

2.2.1 Exchange Procedures with Respect to Shares. As soon as reasonably practicable after the Effective Time (but not later than three Business Days thereafter), Parent shall direct the Exchange Agent to deliver to a bank or trust company or other nominee appointed by the Company and reasonably acceptable to Parent (the “Coordinator”) the number of shares of Parent Common Stock to which the holders of record of Shares as of immediately prior to the Effective Time become entitled to receive pursuant to Section 2.1.1 above (other than holders of Section 102 Shares and Section 102 Non Trustee Shares, which, for the avoidance of doubt, will be eligible to receive the applicable Merger Consideration pursuant to Section 2.2.5 below and not this Section 2.2.2). Promptly following the Effective Time, the Coordinator shall mail to each holder of Shares instructions for use in effecting the surrender of the Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article 2. Upon surrender of Shares for cancellation to the Exchange Agent or the Coordinator, together with any letter of transmittal duly executed, as may be required by the Exchange Agent and/or the Coordinator, and any other forms or certificates required under Applicable Law, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) that such holder has the right to receive pursuant to the provisions of this Article 2, and Shares so surrendered shall forthwith be canceled; provided, however, that any Merger Consideration payable to holders of Section 102 Shares and Section 102 Non Trustee Shares shall be paid, deposited or issued to the 102 Trustee on behalf of such holders of Section 102 Shares and Section 102 Non Trustee Shares under the Assumed Company Plan, to be disbursed to the applicable holders in accordance with the provisions of Section 102 and the Options Tax Ruling.

2.2.2 For Book-Entry Shares, upon receipt by the Exchange Agent of a letter of transmittal, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1.1 and Section 2.1. and the Book-Entry Shares so exchanged shall be forthwith canceled; provided, however, no later than 10 days prior to the Closing, the Company and Parent shall reconfirm the exchange procedures set forth herein or revise them by mutual consent in collaboration with the Exchange Agent and the Coordinator.

2.2.3 If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share so surrendered is registered, it shall be a condition precedent of payment that the Book-Entry Share so surrendered shall be in proper form for transfer to a Person other than the registered holder of such Book-Entry Share surrendered.

2.2.4 Until surrendered, as contemplated by this Section 2.2, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender shares of Parent Common Stock that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1.1 and Section 2.1.3. The Exchange Agent shall accept such Book-Entry Shares and make such payments and deliveries with respect to such Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices, and may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Parent shall cause the Exchange Agent to accept such transferred Book-Entry Shares upon compliance with the foregoing exchange procedures. Notwithstanding anything to the contrary in this Section 2.2.2, any Merger Consideration payable in respect of Section 102 Shares and Section 102 Non Trustee Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.2.2(d).

2.2.5 Notwithstanding anything to the contrary in this Agreement, any consideration that is paid or issued to holders of Section 102 Shares and Section 102 Non Trustee Shares, shall be paid, deposited, or issued to the 102 Trustee under the Assumed Company Plan, on behalf of holders of Section 102 Shares and Section 102 Non Trustee Shares, in accordance with Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable).

2.2.6 Full Discharge. All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than transfers by Parent. If, after the Effective Time, Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II,.

2.2.7 No Liability. The rights of a holder of Shares to receive Parent Common Stock upon surrender of the Shares shall expire on the 18-month anniversary of the Closing. Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for any shares of Parent Common Stock (or dividends or distributions, if any, with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Applicable Law.

2.2.8 Further Actions. If, at or prior to the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement, the directors and officers of the Company, Parent and Merger Sub shall have the authority to take all such lawful and necessary action.

2.3 Equity Awards and Warrants.

2.3.0 At the Effective Time, each Company Equity Award issued and outstanding, whether vested or unvested, shall be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 2.3 (the “Assumed Awards”). All plans, agreements or arrangements described above pursuant to which any Company Equity Award has been issued and/or may be issued are referred to collectively as the “Company Plans.” Subject to the terms of the relevant Company Equity Award, each Company Equity Award shall be deemed to constitute an award or warrant, as applicable, to acquire, on substantially the same terms and conditions as were applicable under such Company Equity Award, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded down to the nearest whole share) that the holder of such Company Equity Award would have been entitled to receive pursuant to the Merger had such holder exercised such award or warrant into full Shares immediately prior to the Effective Time at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the former per share exercise price for the Shares otherwise purchasable pursuant to such Company Equity Award, divided by (y) the Exchange Ratio. All restrictions on the exercise of the Assumed Awards in effect immediately before the Effective Time shall be continuing in full force and effect and the term, exercisability schedule and other provisions of the Assumed Awards shall otherwise remain unchanged.

2.3.1 Prior to the Effective Time, the Company shall cause to be delivered to the holders of Assumed Awards appropriate notices setting forth such holders’ rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Assumed Awards shall continue in effect on the same terms and conditions after giving effect to the Merger. At the Effective Time, Parent shall assume the Company Plans (which following assumption shall be referred to herein as the “Assumed Company Plans”). Promptly following the Effective Time, Parent shall file each Assumed Company Plan with the ITA as required by Applicable Law.

2.3.2 Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Assumed Awards. Promptly following the Effective Time, and in any case no later than 20 Business Days following the Effective Time, Parent shall prepare and file a registration statement on Form S-8 with respect to the Assumed Company Plans and the shares of Parent Common Stock subject to any Assumed Awards. Parent shall use all reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Awards remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof. If so required, Parent shall cooperate with the Company by taking all action reasonably required in order to obtain an ISA Exemption (defined below).

2.3.3 At or before the Effective Time, the Company shall, to the extent reasonably requested, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans to give effect to the foregoing provisions of this Section 2.3, provided that such amendments would not adversely impact any of the rights granted to Company optionees under such Company Plans.

2.4 Withholding.

2.4.0 Parent, Merger Sub, the Surviving Corporation, the 102 Trustee, the Exchange Agent and their third-party agents (each, a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable (by issuance of Parent Common Stock or otherwise) pursuant to this Agreement, including by way of a sale of a portion of the Parent Common Stock in the stock exchange, any amounts that are required to be withheld or deducted with respect to such amounts under with respect to any such payments or issuances under the Ordinance, Code, Swiss laws (including Swiss withholding tax act), or any provision of state or any other Applicable Law relating to Taxes as determined by the Parent. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, (i) such withheld amounts will be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made, and (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding.

2.4.1 Notwithstanding the provisions of Section 2.4.0, but subject to the provisions of the Tax Rulings, with respect to Israeli Taxes, and in accordance with the Israeli Sub-Agent undertaking provided prior to Closing by the Israeli Sub-Agent to Parent as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), any payment payable pursuant to this Agreement to any payee (other than holders of Section 102 Awards, Section 3(i) Options, and any other Merger Consideration issuable to payment recipients, which shall be delivered to the Section 102 Trustee or the 103K Trustee, as applicable), shall be paid to and retained by the Exchange Agent, in each case for the benefit of such payment recipient for a period of 180 days from the Closing Date or an earlier date required in writing by such payment recipient (the “Withholding Drop Date”), during which time unless requested otherwise by the ITA, no payments shall be made by the Exchange Agent to any payment recipient and no amounts for Israeli Taxes shall be withheld from the payments or other consideration deliverable pursuant to this Agreement, except as provided below and during which time each payment recipient may obtain a Valid Tax Certificate. If a payment recipient delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to the Exchange Agent, determining tax liability, such shareholder shall transfer the tax liability amount to the Exchange Agent, the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the applicable Merger Consideration shall be paid and issued to such person. If any payment recipient either (a) does not provide the Exchange Agent with a Valid Tax Certificate by no later than three Business Days before the Withholding Drop Date, or (b) submits a written request to the Exchange Agent to release his, her or its portion of the Merger Consideration payable or otherwise deliverable prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three Business Days before such time, then the Exchange Agent will transfer the applicable Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfaction of the Parent or the Israeli Sub-Agent or the payment to the Israeli Sub-Agent of the withholding tax amount by the payment recipient. To the extent the Exchange Agent and/or the Israeli Sub-Agent withholds any amounts with respect to Israeli Taxes, any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the applicable payment recipient. If the applicable payment recipient does not satisfy his Israeli Tax obligation to the satisfaction of Parent or the Israeli Sub-Agent prior to the Withholding Drop Date, the Exchange Agent or the Israeli Sub-Agent will: (i) to the extent applicable, sell a portion of the Parent Common Stock applicable to such payment recipient in the stock exchange, in order to allow the payment of any Israeli Taxes as shall be determined by the Israeli Sub-Agent, and transfer the balance to the applicable payment recipient; or (ii) at Parent’s option, which cannot be exercised prior to three Business Days prior to the Withholding Drop Date and subject to the provisions of the Tax Rulings, if obtained and as applicable, deliver such Merger Consideration back to the Parent, to be paid and issued by the Parent to the applicable payment recipient only following full satisfaction of Israeli Taxes to the Parent’s or the Israeli Sub-Agent’s sole satisfaction.

2.4.2 In the event that a Payor receives a written demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee and transfer it to the ITA prior to the Withholding Drop Date, (a) such Payor will notify such payee, in writing, of such withholding reasonably promptly after receipt of such demand, and provide such payee with reasonable time (which shall not be less than 30 days, unless otherwise required by the ITA or any Applicable Law, including the Ordinance, as determined by Payor at its reasonable discretion) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling, or confirmation from the ITA; and (b) to the extent that any such certificate, ruling, or confirmation is not provided by such payee to the Payor prior to the time required by the ITA or under any Applicable Law, the Exchange Agent shall deliver the applicable portion of the Merger Consideration to such payment recipient only after such payment recipient will satisfy its Israel Tax obligation to the sole satisfactory of Parent or the payment to Parent of the withholding tax amount by the payment recipient, including any interest, indexation and fines required by the ITA in respect thereof.

2.4.3 Notwithstanding anything to the contrary in this Agreement, the Exchange Agent, the Israeli Sub-Agent and the trustee appointed under the 103K Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of such Tax Rulings, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such Tax Rulings, as the case may be.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as expressly disclosed in any documents filed or furnished by the Company with the ISA and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

3.1 Organizational and Qualification; Subsidiaries; Investments. The Company is duly organized and validly existing under the Applicable Laws of Israel and is not a “defaulting company” as such term is defined in the ICL. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is duly qualified to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Company. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

3.1.1 Section 3.1.1 of the Company Disclosure Schedule sets forth a true and complete list of all the Company’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Company’s Subsidiaries are owned by the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 3.1.1 of the Company Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Company’s Subsidiaries or shares of the Company’s Subsidiaries reserved for issuance. Each of the Company’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Company’s interests in its Subsidiaries, and except as set forth in Section 3.1.1 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Company are in full force and effect.

3.1.2 Section 3.1.2 of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company or its Subsidiaries have employees or facilities. Each of the Company and its Subsidiaries is duly qualified or licensed and, to the extent such concept exists under Applicable Law, in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.2 Capitalization Of the Company and Its Subsidiaries.

3.2.0 The authorized share capital of the Company consists of 15,000,000 Shares, of which, as of September 27, 2024 (the “Measurement Date”), 4,193,689 Shares were issued and outstanding. None of the Shares are held by a Subsidiary of the Company. Between the Measurement Date and the date hereof, except as disclosed in Section 3.2.0 of the Company Disclosure Schedule, no Shares have been issued (other than Shares issuable upon the exercise of existing Company Equity Awards) and no Company Equity Awards have been granted. All of the outstanding Shares have been (and all Shares which may be issued pursuant to the Company Plans when issued in accordance with the terms thereof will be) validly issued, fully paid, nonassessable and free of preemptive rights. As of the Measurement Date, 2,784,188 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Equity Awards. Each Company Equity Award was granted in compliance with all Applicable Laws and all of the terms and conditions of the Company Plans. Except as set forth above and as disclosed in Section 3.2.0 of the Company Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities or Capital Stock of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares or other securities of the Company, (iii) options, preemptive or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (collectively “Company Securities”). There are no outstanding rights or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except for the Company Voting Agreements and as set forth in Section 3.2.0(iii) of the Company Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any Subsidiary of the Company is bound relating to the voting or registration of any shares of Capital Stock of the Company or any of its Subsidiaries.

3.2.1 All of the outstanding Capital Stock of the Company’s Subsidiaries owned by the Company have been duly authorized, validly issued and are fully paid and non-assessable and are owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction on the right to vote or sell the same, other than restrictions on transfer under applicable securities laws. Except as disclosed in Section 3.2.1 of the Company Disclosure Schedule, there are no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, options or other rights to acquire from the Company or any of its Subsidiaries, any Capital Stock or other ownership interests in or any other securities of any Subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such Capital Stock. There are no outstanding contractual obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of Capital Stock or other ownership interests in any Subsidiary of the Company.

3.2.2 Section 3.2.2 of the Company Disclosure Schedule sets forth a complete and correct list (the “Awards Schedule”) of all Awards outstanding as of the date hereof, which list includes, with respect to each outstanding Award: (i) the name of the holder of such Award; (ii) the service relationship of such Award holder at the time of grant (i.e., director, employee, independent contractor, or consultant of the Company or any of its Subsidiaries); (iii) the status of such Award holder (i.e., active or terminated); (iv) the number of Shares underlying such Award; (v) the grant date of such Award, (vi) the classification of such Award as Section 3(i) Options, Section 102 Awards, Section 102 Non Trustee Awards, Section 102 Shares, Section 102 Non Trustee Shares, etc.; (vii) the vesting schedule (including any accelerated vesting provisions and a description of the acceleration triggers) and vesting status with respect to such Award; (viii) the exercise price or repurchase price of such Award; (ix) the expiration date of such Award; and (x) whether the Award permits early exercise. Except as otherwise set forth in the Awards Schedule, no vesting schedule of any Award or any similar security issued by the Company or any of its Subsidiaries shall accelerate as a consequence of the Merger, or a termination of employment or services, either alone or in combination with any other event. All Awards have been documented with the Company’s standard form of agreement or award document, complete and correct copies of which have been made available to Parent. Except as set forth in Section 3.2.2 of the Company Disclosure Schedule, each Award (A) issued to individuals who are U.S. tax payers has an exercise price per Share equal to or greater than the fair market value of an Share at the close of business on the date of such grant, (B) has a grant date identical to the date on which the Company’s board of directors actually awarded such Award, (C) qualifies for the tax and accounting treatment afforded to such Award in the Company’s Tax Returns and the Company’s financial statements, respectively, (D) with respect to Award issued to individuals who are U.S. tax payers, does not trigger any Liability for the holder thereof under Section 409A of the Code, and (E) may be assumed by Parent and converted as of the Effective Time into an option, warrant, other award, or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of such Award and Section 2.3 hereof. The Company has the requisite authority under the terms of the 102 Plans and any other applicable Contract to take the actions contemplated in this Agreement with respect to any adjustment, amendment, or cancellation of the terms of its Awards, and such adjustments, amendments, and cancellations will, as of the Closing, be binding on the holders of Awards purported to be covered thereby.

3.2.3 There is no prohibition or impediment in any Company Plan that would prevent the assumption of such Company Plan by Parent in connection with the transactions contemplated herein.

3.3 Authority Relative to This Agreement; Recommendation.

3.3.0 The Company has all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.2, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company Board, and as of the Closing, by the Company’s shareholders in accordance with the ICL and the Articles of Association of the Company, and no other corporate or similar proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 3.3.0 of the Company Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Company is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by the Company and constitutes, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

3.3.1 Without limiting the generality of the foregoing, the Company Board (i) has unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Company Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Company Recommendation.

3.3.2 The approval of the Company and Company’s shareholders as approved in the Company Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of the Company required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

3.4 Israeli Securities Filings; Financial Statements.

3.4.0 The Company has filed all forms, reports and documents with the ISA and the Tel-Aviv Stock Exchange (the “TASE”) required to be filed under Applicable Law or the rules and regulations of TASE (such forms, reports and documents, collectively, the “Company Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of applicable ISL and the rules of the TASE as in effect on the dates such forms, reports and documents were filed. None of such Company Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company Securities Filing filed subsequently and prior to the date hereof. All of the Company Financial Statements comply, as of their respective dates of filing with the ISA, in all material respects with the applicable accounting requirements and the rules and regulations of the ISA and TASE with respect thereto, were prepared in accordance with IFRS and the applicable accounting requirements of the ISA as each was in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Company, no circumstance exists that would be reasonably expected to require, the Company to restate any of the Company Financial Statements.

3.4.1 The Company has heretofore made available, and hereafter will promptly make available to Parent, a complete and correct copy of any material amendments or modifications that are required to be filed with the ISA, but have not yet been filed with the ISA, to agreements, documents or other instruments that previously had been filed by the Company with the ISA.

3.4.2 Other than in connection with this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is now, nor has it been at any time subject to any filing requirements under the Securities Act relating to an offering of securities by the Company or the periodic reporting requirements under the Exchange Act or the rules and regulations promulgated thereunder or securities laws of any jurisdiction other than Israel.

3.4.3 All share registers required to be kept by or on behalf of the Company or any of its Subsidiaries under the provisions of any Applicable Law are true, complete, and accurate in all material respects. All returns, particulars, resolutions, reports and other documents required to be filed with or delivered to any Governmental Entity in respect of the Company or its Subsidiaries are true, complete and accurate and have been properly filed or delivered in a timely manner or a proper exemption from such filing was obtained, except where the failure to file such true, complete and accurate returns, particulars, resolutions, reports and other documents does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.4.4 The Company and its Subsidiaries maintain books and records that fairly reflect their material assets and liabilities. Since January 1, 2024, except as set forth in the Company Audited Financial Statements or as required under Applicable Law, there has been no material change in the Company’s accounting policies or methods of making accounting estimates or changes in estimates.

3.5 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in applications for Tax Rulings, the ISA Exemption Application, and/or the registration statement on Form F-4 to be filed with the SEC, and any amendment or supplement thereto (the “Form F-4”) and the Israel Prospectus (if applicable) will, at the time it becomes effective under the Securities Act and when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Company’s shareholders to be held in connection with the Merger (the “Company Proxy Statement” and the “Company Shareholder Meeting”, respectively), or in the notice of the Parent Shareholder Meeting and Parent Proxy Statement (as defined below), will, at the date mailed to shareholders of the Company or Parent and at the time of the Company Shareholder Meeting or Parent Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Company for inclusion in the Form F-4 and the Israel Prospectus will comply as to form in all material respects with the provisions of Form F-4. The Company Proxy Statement will comply in all material respects with the provisions of Applicable Law and the charter documents of the Company, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Company Proxy Statement. Notwithstanding the foregoing provisions of this Section 3.5, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the ISA Exemption Application, Form F-4, Israel Prospectus (if applicable), the Proxy Statements (as defined below), Company Shareholder Meeting, the Parent Shareholder Meeting or any filing made to Swiss regulators, which information or statements were not supplied by or on behalf of the Company.

3.6 Consents and Approvals; No Violations.

3.6.0 Except (i) as set forth in Section 3.6 of the Company Disclosure Schedule, (ii) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, and any filings under similar merger notification or foreign investment laws or regulations of any non-Israeli or non-United States Governmental Entity, to the extent required by Applicable Law, and (iii) the filing with and recordation by the Companies Registrar of the Merger Proposal, and other filings as required by the ICL and under the R&D Law, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement and the Transaction Agreements to which it is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on the Company.

3.6.1 Assuming that all Consents described in Section 3.6.0 have been obtained or made, neither the execution, delivery and performance by the Company, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Company of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of the Company, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it or any of its respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to the Company or any of its respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which the Company, or any of the assets owned or used by the Company, is subject, or (v) result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 3.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.7 No Default. Except as set forth in Section 3.7 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its memorandum of association, articles of association and other charter documents (or similar governing or organizational documents), (b) any Contract to which the Company or any of its Subsidiaries is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

3.8 No Undisclosed Liabilities; Absence of Changes.

3.8.0 Neither the Company nor any of its Subsidiaries has any Liabilities of a type required by IFRS to be reflected on a consolidated balance sheet of the Company (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, the other Transaction Agreements, and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 3.8.0(b) of the Company Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the Latest Balance Sheet, and (d) Liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding).

3.8.1 Except (x) as set forth in Section 3.8.1 of the Company Disclosure Schedule, and/or (y) as disclosed in the Company Securities Filings, since the date of the Latest Balance Sheet, there have been no events, developments, changes or occurrences with respect to the Company or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as set forth in Section 3.8.1 of the Company Disclosure Schedule, since December 31, 2023, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof and prior to the Effective Time, would constitute a breach of Section 5.2 of this Agreement. Since December 31, 2023, there has not been any material damage, destruction, or other casualty loss with respect to any material asset or property owned, leased, or otherwise used by the Company or any of its Subsidiaries.

3.9 Litigation. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Company, any manager, director or officer of the Company or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on the Company, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Company, there is no basis on which any such Proceeding may be brought or threatened against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

3.10 Compliance With Applicable Law

3.10.0 The Company and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Company, its Subsidiaries and its and their operations; and the Company has not received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

3.10.1 To the Knowledge of the Company, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Company of any Applicable Law applicable to the Company or its Subsidiaries or their respective business.

3.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Public Health Service Act (“PHSA”), the Federal Food, Drug and Cosmetic Act (“FDCA”) or any other similar Law administered or promulgated by any drug regulatory agency (the “Drug Regulatory Agency”), or there is no act, omission, event, or circumstance of which the Company has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

3.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Company or its Subsidiaries, or in which Company or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Company Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Company nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Company or its Subsidiaries or in which Company or its current products or product candidates have participated. All Company Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

3.10.4 Neither Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Company, threatened against Company, any of its Subsidiaries or any of their respective officers, employees or agents.

3.10.5 Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Company or a Subsidiary is a party or otherwise bound. Neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Company or an agent or third party subject to a Business Associate Agreement with Company or any of its Subsidiaries. Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 3.10.5 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

3.10.6 The Company and its Subsidiaries have not received any notice that the ISA or the TASE has commenced or threatened to initiate any actions to delist the Shares listed on the TASE. The Company has provided or made available and, after the date hereof, will provide or make available to Parent and its counsel, promptly upon receipt, copies of all material written correspondence between the Company and the ISA and the TASE since the Lookback Date.

3.10.7 The Company and its Subsidiaries hold all material Consents, ratifications, registrations, permits, licenses, variances, exemptions, orders, and certificates from all respective Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses as currently conducted.

3.11 Environmental Laws and Regulations.

3.11.0 Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company or as set forth in Section 3.11.0 of the Company Disclosure Schedule, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released or disposed of on, any Company Property, except in compliance with applicable Environmental Laws; (b) each of the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws with respect to any Company Property and, to the Knowledge of the Company, there are no circumstances or conditions, which would prevent compliance with the applicable Environmental Laws; (c) there are no past, pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company or any of its Subsidiaries or any Company Property; and (d) the Company and its Subsidiaries are not subject to any outstanding written orders or agreements with any Governmental Entity or other Person respecting (i) Environmental Laws, (ii) remedial action, or (iii) any Release or threatened Release of a Hazardous Material.

3.11.1 The Company has made available to Parent copies of any and all material environmentally related assessments, audits, investigations, sampling or similar reports in the possession of the Company.

3.12 Taxes. Except as set forth in Section 3.12.0 of the Company Disclosure Schedule:

3.12.0 The Company and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by the Company and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid (after taking into account all available extensions) to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Company or any of its Subsidiaries.

3.12.1 No claim for assessment or collection of material Taxes is presently being asserted in writing against the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries is a party to any pending material action, proceeding, or investigation by any Tax authority relating to a material Tax nor does the Company or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from the Company or any of its Subsidiaries, which is still in effect.

3.12.2 Neither the Company nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

3.12.3 Neither the Company nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Israeli Taxes, or other applicable Taxes as the case may be, including any confirmation by the Authority for Investments and Development of the Industry and Economy of the Israeli Ministry of Economy and Industry, acting under the Israeli Law for Encouragement of Capital Investments, 5719 – 1959 (the “Investment Center”) of “Approved Enterprise” or “Benefitted Enterprise” status; nor have they received any grants from the Israel Innovation Authority (the “IIA”) or otherwise under the R&D Law; and there are no royalties, fees, repayments or other amounts due or payable by the Company to any governmental entity with respect to any of the foregoing. No prior approval of the Investment Center, the IIA, or any other Governmental Entity, is required in order to consummate the transactions contemplated by this Agreement, or to preserve entitlement of the Company or any of its Subsidiaries to any such incentive, subsidy, or benefit.

3.12.4 The Company and its Subsidiaries have provided adequate reserves in accordance with IFRS, where applicable, in the most recent Company Financial Statements for any Taxes that have not been timely paid. Since the date of the Company Financial Statements and for periods beginning after the most recent Tax Return filed by the Company or any of its subsidiaries, the Company and its subsidiaries have accrued or provided in their books and records for all Taxes.

3.12.5 No claim has been made in writing to the Company or any of its Subsidiaries by a Tax authority in a jurisdiction where neither the Company nor any Subsidiary files Tax Returns that the Company or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

3.12.6 Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was the Company) or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise except as set forth in Section 3.12.6 of the Company Disclosure Schedule.

3.12.7 Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Company or any of its Subsidiaries before the Closing Date.

3.12.8 Reserved

3.12.9 Neither the Company nor any of its Subsidiaries is, or has ever been, subject to any Taxes in the United States.

3.12.10 The Company is duly registered for the purposes of Israeli value added Tax (“VAT”) and has complied in all respects with all requirements concerning VAT. The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which it might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by the Company, (ii) has collected and timely remitted to the relevant taxing authority all output VAT which the Company is required to collect and remit under any Applicable Law, and (iii) has not received a refund for input VAT for which the Company is not entitled under any Applicable Law.

3.12.11 Neither the Company nor any of its Subsidiaries, is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

3.12.12 Neither the Company nor any of its Subsidiaries has participated or engaged in any transaction or action which would require special reporting in accordance with Section 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, regarding aggressive tax planning, or Treasury Regulations Section 1.6011-4(b) or any similar or comparable provision under Applicable Law. Neither the Company nor its Subsidiaries has received any “reportable tax opinion” or taken any “reportable position,” all within the meaning of Sections 131D and 131E of the Israeli Tax Ordinance, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958.

3.12.13 Neither the Company nor any of its Subsidiaries is or has ever been a real property corporation (Igud Mekarke’in) within the meaning of Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

3.12.14 Neither the Company nor its Subsidiaries has received any letter ruling from any taxing authority, and no request for such a ruling is currently pending.

3.12.15 The Company has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

3.13 Intellectual Property.

3.13.0 Section 3.13.0 of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s and each of its Subsidiary’s Israeli, United States and foreign (i) patents and patent applications; (ii) trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Company or any of its Subsidiaries. For purposes of this Agreement, the Company’s and each of its Subsidiary’s Trademarks, Patents, patent applications, Copyrights and Trade Secrets listed on Section 3.13.0 of the Company Disclosure Schedule are sometimes referred to hereinafter as the “Company Trademarks,” and “Company Patents,” respectively.

3.13.1 Trademarks.

(a) All Company Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not reasonably be expected to result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Company Trademark in question.

(b) To the Knowledge of the Company, all Company Trademarks are valid and enforceable as against any third party.

3.13.2 Patents.

(a) To the Knowledge of the Company, all Company Patents and patent applications are being diligently prosecuted and currently in compliance with all applicable legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use having a final due date prior to the date hereof) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Company Patent in question.

(b) To the Knowledge of the Company, all issued Company Patents are valid and enforceable as against any third party.

3.13.3 Ownership; Sufficiency of Intellectual Property Assets. Except as described in Section 3.13.3 of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens (other than Company’s Permitted Liens), all of its Intellectual Property used in or required for their respective businesses as currently conducted.

3.13.4 No Infringement by Third Parties. Except as described in Section 3.13.4 of the Company Disclosure Schedule, to the Knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by the Company or any of its Subsidiaries, and no such claims have been brought against any third party by the Company or any of its Subsidiaries.

3.13.5 No Proceedings. There are no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or, to the Company’s Knowledge threatened (including in the form of offers to obtain a license), (i) alleging any infringement, misappropriation, or other violation by the Company or a Subsidiary of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries or the Company’s right, title, or interest in or to any Intellectual Property owned by the Company or its Subsidiaries; or (iii) by the Company or its Subsidiaries alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. There are no facts or circumstances that could reasonably be expected to give rise to any such Proceeding. Neither the Company nor its Subsidiaries is subject to any outstanding Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the ownership or use of any Intellectual Property owned or licensed by the Company or its Subsidiaries.

3.13.6 No Collaboration with Research Institutions. Except as set forth in Section 3.13.6 of the Company Disclosure Schedule, no personnel, facilities, resources, grants, incentives, exemptions, qualifications or subsidies of any university, college, other educational institution international organization or research center, were used in the development of the Company Products or Services or Intellectual Property of the Company or any products or services currently under development by the Company or its Subsidiaries.

3.14 Insurance. All of the insurance policies, including fire and casualty, if any, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (the “Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Company and its Subsidiaries. The Company has made available to Parent correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries. There is no material claim pending under any insurance policies of the Company and its Subsidiaries.

3.15 Certain Business Practices.

3.15.0 None of the Company, any of its Subsidiaries, or to the Knowledge of the Company any directors, officers, agents or employees of the Company or any of its Subsidiaries or to the Knowledge of the Company any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Company, or any employee or agent of any customer or supplier of the Company; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Company, any employee or agent of any customer or supplier of the Company, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction), in each case which (i) may subject the Company to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Company or its business, or (iii) if not continued in the future, may materially affect the Company or its business.

3.15.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has taken, nor to the Knowledge of the Company have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, Section 291 or 291A of the Israeli Penal Law 5737-1977 (Bribery Transactions), or any other Applicable Laws relating to bribery or corruption, and legislation enacted by member states and signatories implementing the OECD Convention Combating Bribery of Foreign Officials (the “Anti-Corruption Laws”). Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

3.15.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction and trade Applicable Laws and regulations, including the Export Administration Regulations, including the anti-boycott regulations contained therein, 15 C.F.R. Parts 730 to 774; (ii) the Foreign Trade Regulations, 15 C.F.R. Part 30, administered by the United States Department of Commerce; (iii) the Arms Export Control Act (22 U.S.C. 2778) and the International Traffic in Arms Regulations, 22 C.F.R. Parts 120 to 130, administered by the United States Department of State; (iv) the embargoes, restrictions and regulations administered by OFAC, 31 C.F.R. Parts 500 to 597; (v) Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Prohibited Persons; and (vi) the Tariff Act of 1930, as amended, and regulations administered by the United States Department of Homeland Security, Bureau of Customs and Border Protection, as well as the Israeli Defense Export Controls Law, 5767-2007 (collectively, the “Trade Laws”). The Company and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Company and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Company’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Company’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Company, its Subsidiaries or any directors, managers or officers or employees of the Company or its Subsidiaries, or, to the Company’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Company or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

3.15.3 The Company and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company, its Subsidiaries or any director, manager or officer of the Company or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.16 Tangible Personal Property; Title; Sufficiency of Assets

3.16.0 Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries own, and has good title to, each of the tangible assets reflected as owned by the Company or its Subsidiaries on the Latest Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business consistent with past practice), free of any Liens other than the Company’s Permitted Liens. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all of the equipment and other tangible personal property and assets owned or used by the Company and its Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

3.16.1 All tangible personal property owned by the Company and its Subsidiaries and all of the items of material tangible personal property used by the Company and its Subsidiaries under the Personal Property Leases or otherwise have been reasonably maintained, are structurally sound, are in reasonably good operating condition and repair, subject to normal wear and tear, and are adequate for the uses to which they are currently being put by the Company and its Subsidiaries in the operation of their businesses as currently conducted, and none of such items of material tangible personal property is in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course of the Company’s business consistent with past practice that are not material in nature or cost.

3.17 Material Contracts.

3.17.0 Section 3.17.0 of the Company Disclosure Schedule lists each Contract to which the Company or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which provides for any material license or other material arrangement with respect to any Intellectual Property of the Company; (iv) which constitutes an undertaking or agreement with the IIA or any other Governmental Entity; (v) which is an arrangement limiting or restraining the Company or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (vi) under which the Company or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vii) which is a Labor Agreement or any other Contract with any labor union; (viii) which is a Real Property Lease or a Personal Property Lease; (ix) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Company or any of its Subsidiaries; (x) pursuant to which the Company is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (xi) all powers of attorney or other similar agreements or grant of agency by the Company; (xii) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or (b) impose monitoring, reporting or other continuing obligations on the Company or any of its Subsidiaries; (xiii) pursuant to which the Company or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries); (xiv) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xv) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Company or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Company or any Subsidiary of the Company; or (xvi) which relates to the acquisition or sale of any material assets of the Company or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice; (each such Contract disclosed or required to be disclosed on Section 3.17.0 of the Company Disclosure Schedule, a “Company Material Contract”).

3.17.1 All Company Material Contracts are valid, legal, and binding and in full force and effect as to the Company or its Subsidiaries and are enforceable against the other parties thereto subject to bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Company and its Subsidiaries have paid in full or accrued all material amounts now due from them thereunder and have satisfied in full or provided for all of their material liabilities and obligations thereunder which are presently requested to be satisfied or provided for. None of the Company, the Subsidiaries nor, to the Knowledge of the Company, any other parties, have violated any provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract. The Company has not and none of its Subsidiaries has issued or received any written notice of termination, cancellation, material breach or default under any Company Material Contract and no counterparty to a Company Material Contract has made any written demand for such renegotiation of any material terms of any Company Material Contract. True and complete copies of all Company Material Contracts, together with all amendments thereto through the date hereof, have been made available to Parent.

3.18 Grants, Incentives and Subsidies. Section 3.18 of the Company Disclosure Schedule provides a complete list of all grants, incentives, and subsidies (collectively, “Grants”) and applications therefor that are pending and outstanding as of the date hereof from the Government of the State of Israel or any agency thereof, or from any Governmental Entity, granted to the Company or any Subsidiary, including the IIA. Without limiting the generality of the above, Section 3.18 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding payment obligations thereunder of the Company or any Subsidiary with respect to royalties, or the outstanding amounts to be paid by the IIA to the Company. Section 3.18 of the Disclosure Schedule also identifies the specific Company’s Products and Services developed with each Grant.

3.19 Affiliates; Transactions with Affiliates.

3.19.0 Except for the directors and executive officers of the Company, each of whom is listed in Section 3.19.0 of the Company Disclosure Schedule, there are no Persons who, to the Knowledge of the Company, may be deemed to be Affiliates of the Company under Rule 145 of the Securities Act.

3.19.1 Except as disclosed on Section 3.19.1 of the Company Disclosure Schedule, no Related Party of the Company or any of its Subsidiaries is presently engaged in any transactions or business arrangements with the Company or any of its Subsidiaries. No Related Party of the Company or any of its Subsidiaries (except in his capacity as such or in his capacity as a shareholder or optionholder of the Company or its Subsidiaries) (i) is a party to any Contract with the Company; (ii) has any direct or indirect material interest in (a) any property, assets or rights of or used by the Company or that of any of its Subsidiaries, (b) any franchisor, competitor, customer, supplier, distributor, lessor, independent contractor or agent of the Company or any of its Subsidiaries (including as an officer, director, manager, employee or consultant of any such Person), or (c) any Person which is a party to any Contract required to be listed pursuant to Section 3.17.0 other than, in the case of clauses (b) and (c) above, as a Person owning beneficially less than 1% of the equity of such entity; or (iii) has outstanding any Indebtedness owed to the Company, or is the obligee or beneficiary of any liability of the Company, in each case, except for employment-related compensation or liabilities therefor received or payable in the ordinary course of business or any rights or obligations such Related Party may have in its capacity as a holder of Shares or holder of Company Equity Awards.

3.20 Brokers. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.21 Employee Benefits. Except as disclosed in Section 3.21 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

3.22 Labor and Employment Matters.

3.22.0 All amounts that the Company or any Subsidiary is legally or contractually required either (i) to deduct from its employees’ salaries or to transfer to such employees’ pension, life insurance, incapacity insurance, continuing education fund or other similar fund, or (ii) to withhold from their employees’ salaries and pay to any Governmental Entity as required by the Israeli Income Tax Ordinance (New Version) and any other Applicable Law have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries have any outstanding obligation to make any such deduction, transfer, withholding or payment except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

3.22.1 Neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

3.22.2 The Company and its Subsidiaries are in compliance with all Applicable Law pertaining to the employment of labor, including all such laws and orders relating to wages, hours, overtime, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and similar taxes other than any such non-compliance which does not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

3.22.3 Israeli Employees.

(a) With respect to employees who reside or work in Israel or whose employment contract is otherwise subject to the laws of the State of Israel (“Israeli Employees”):

(i) No Israeli Employee is subject to any collective bargaining agreement and/or extension order (“tzav harchava”) (other than extension orders that are generally applicable to all employers or employees in Israel); and

(ii) The Company is not, nor was it ever, a member of any employers’ association or organization, and the Company does not pay, nor has it ever paid, any payment to an employers’ association or organization and no employers association or organization has made any demand for payment of any kind from the Company.

(b) All obligations of the Company or its subsidiaries to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law-1963, to pay unused vacation pursuant to the Annual Leave Law – 1951, accrued bonuses and recreation pay, or any Contract are fully funded, or if not required to do so are accrued on the financials statement of the Company except for obligations towards severance pay that is fully funded.

Other than as appear on Section 22(c) of the Company Disclosure Schedule, All of the Company’s Israeli Employees are subject to the arrangement under Section 14 to the Israeli Severance Pay Law, 5723 1963 (the “Section 14 Arrangement”). The Company’s obligations to provide statutory severance pay to its Israeli Employees are fully funded in accordance with the Section 14 Arrangement and it is and was implemented properly, from the commencement date of the Israeli Employee’s employment and on the basis of the Israeli Employees’ entire determining salary, such that the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with Section 14 Arrangement.

3.23 Indebtedness.

3.23.0 Section 3.23.0 of the Company Disclosure Schedule sets forth all outstanding Indebtedness of the Company and its Subsidiaries as of June 30, 2024, including the amount outstanding with respect thereto.

3.23.1 Section 3.23.1 of the Company Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Company or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Company.

3.24 Real Property. The Company and its Subsidiaries do not own, and have never owned, any real property. Section 3.24 of the Company Disclosure Schedule sets forth a complete and accurate list of all leases, licenses or other similar written agreements relating to the occupancy (the “Real Property Leases”) of the real property (the “Leased Real Property”) to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound. The Company or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Company’s Permitted Liens.

3.25 Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.10 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the other Transaction Agreements, the Merger or any other transaction contemplated by this Agreement and the other Transaction Agreements. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

3.26 No Other Representations. The Company acknowledges that none of Parent or Merger Sub or any of their Representatives or any other Person makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Parent under this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (x) as expressly disclosed in any documents filed or furnished by the Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statement,” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) as set forth in the disclosure schedule delivered by the Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification; Subsidiaries.

4.1.0 Each of Parent and Merger Sub is duly organized and validly existing under the Applicable Laws of its jurisdiction of organization. Merger Sub is not a “defaulting company” as such term is defined in the ICL. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. The Parent is duly qualified or registered as a foreign company to transact business under the Applicable Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. True, correct, and complete copies of the organizational or governing documents of the Company have been made available to Parent, each as amended to date, and each such organizational or governing documents are in full force and effect.

4.1.1 Section 4.1.1 of the Parent Disclosure Schedule sets forth a true and complete list of all the Parent’s directly or indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary. All of the shares of Capital Stock or other equity interests of the Parent’s Subsidiaries are owned by the Company and/or one or more of its Subsidiaries, in each case, free and clear of all Liens. Except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, there are no shares of Capital Stock, other equity interests or other voting securities of the Parent’s Subsidiaries or shares of the Parent’s Subsidiaries reserved for issuance. Each of the Parent’s Subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation or organization) in good standing under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Parent, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Other than Parent’s interests in its Subsidiaries, and except as set forth in Section 4.1.1 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, has any equity investment in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or Person. True, correct, and complete copies of the organizational or governing documents of each Subsidiary of the Parent have been made available to the Company, each as amended to date, and each such organizational or governing documents for each Subsidiary of the Parent are in full force and effect. The Subsidiaries of the Parent are not in violation of their respective organizational or governing document.

4.1.2 Merger Sub is an Israeli corporation. Except in connection with this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, Merger Sub has not conducted any operations, entered into any agreements and has not and will not have prior to the Effective Time or the earlier termination of this Agreement any Liabilities except those arising under this Agreement and the other Transaction Agreements and from the transactions contemplated herein and therein.

4.2 Capitalization of Parent and Merger Sub.

4.2.0 The authorized share capital of the Parent consists of 1,172,000 shares of Parent Common Stock, of which, as of the Measurement Date, 1,172,000 shares of Parent Common Stock were issued and outstanding. 55,000 shares of Parent Common Stock are reserved for issuance upon payment of outstanding restricted stock units or other awards or pursuant to the Parent Share Option Plan Regulation 2021, 104,334 shares of Parent Common Stock are held by Parent in its treasury and 655,860 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding warrants. Between the Measurement Date and the date hereof, except as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, no shares of Parent Common Stock have been issued (other than shares issuable upon the exercise of existing awards) and no restricted stock units or other awards have been granted. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock to be issued in the Merger or upon exercise of any Company Equity Award assumed hereunder (and all shares of Parent Common Stock which may be issued pursuant to any option or warrant) will be, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth above and as disclosed in Section 4.2.0 of the Parent Disclosure Schedule, there are no outstanding (i) shares, equity interests or other voting securities of the Parent, (ii) securities of the Parent convertible into or exchangeable or exercisable for shares or other securities of the Parent, (iii) options, preemptive or other rights to acquire from the Parent or any of its Subsidiaries, or obligations of the Parent or any of its Subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Parent or any of its Subsidiaries or (iv) equity equivalent interests in the ownership or earnings of the Parent or any of its Subsidiaries or other similar rights (collectively “Parent Securities”). There are no outstanding rights or obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except for the Parent Voting Agreements and as set forth in Section 4.2.0(iii) of the Parent Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Parent or any of its Subsidiaries is a party or by which the Parent or any Subsidiary of the Company is bound relating to the voting or registration of any shares of securities of the Parent or any of its Subsidiaries.

4.2.1 The authorized share capital of Merger Sub consists of 15,000 ordinary shares with no par value. All of the issued and outstanding ordinary shares of Merger Sub are owned by Parent, and there are no other outstanding shares or other voting securities of Merger Sub or rights to acquire the same.

4.3 Authority Relative to This Agreement; Recommendation.

4.3.0 Parent and Merger Sub have all necessary corporate or similar power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder, and, subject to the fulfillment of the terms prescribed in Section 6.3 below, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Parent and Merger Sub of this Agreement and the other Transaction Agreements to which each is a party or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Parent Board on behalf of Parent and the Merger Sub and, as of the closing, by the sole shareholder of the Merger Sub, and other than the aforesaid ratification and the approval of the Transaction Agreements by the shareholders of the Parent, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby, except as set forth in Section 4.3.0 of the Parent Disclosure Schedule. This Agreement has been, and each Transaction Agreement to which the Parent or Merger Sub is now or is to become a party has been or by the Effective Time will be, duly and validly executed and delivered by each of the Parent and Merger Sub and constitutes, assuming the due authorization, execution and delivery hereof and thereof by the Company, the valid, legal and binding agreement of each of the Parent and Merger Sub, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a Proceeding at law or in equity.

4.3.1 Without limiting the generality of the foregoing, the Parent Board and the Merger Sub Board (i) have unanimously approved this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, (ii) has made the Parent Recommendation, and (iii) has not, prior to the execution hereof, withdrawn or modified such approval (which approval has not been subsequently rescinded or modified in any way) or the Parent Recommendation.

4.3.2 The approval of Parent, as the sole stockholder of Merger Sub, and Parent’s shareholders as approved in the Parent Shareholder Meeting, is the only vote of holders of any class or series of Capital Stock of Merger Sub and Parent, respectively, required in connection with the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

4.4 SEC Reports; Financial Statements .

4.4.0 The Parent has filed all forms, reports and documents with the United States Securities and Exchange Commission (the “SEC”) required to be filed under Applicable Law or the rules and regulations of the SEC and any relevant law or regulation of Switzerland (“Swiss Law”) (such forms, reports and documents, collectively, the “Parent Securities Filings”), each of which complied at the time of filing (after giving effect to any amendments or supplements thereto) in all material respects with all applicable requirements of Swiss Law and the rules of the SEC as in effect on the dates such forms, reports and documents were filed. None of such Parent Securities Filings, including any financial statements or schedules included or incorporated by reference therein, contained, at the time when made, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent Securities Filing filed subsequently and prior to the date hereof. All of the Parent Financial Statements comply, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and the rules and regulations of the SEC and Swiss Law with respect thereto, were prepared in accordance with U.S. GAAP as in effect on the date of such statement (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments not material in amount and the absence of footnotes), and fairly present in all material respects the consolidated financial condition of the Parent as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended. No basis exists that would require, and to the Knowledge of the Parent, no circumstance exists that would be reasonably expected to require, the Parent to restate any of the Parent Financial Statements.

4.4.1 Sarbanes-Oxley; Internal Accounting Controls. The Parent, its Subsidiaries and their respective officers and directors are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date. The Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAPP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Parent and its Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Parent and its Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Parent in the reports it files or submits under the Exchange Act and Swiss Law is recorded, processed, summarized and reported, within the time periods specified in the relevant rules and forms. The Parent’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Parent and its Subsidiaries as of the end of the period covered by the most recently filed Form 20-F under the Exchange Act (such date, the “Evaluation Date”). The Parent presented in its most recently filed Form 20-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Parent and its Subsidiaries.

4.4.2 Investment Company. The Parent is not, and is not an Affiliate of, and immediately after receipt of payment for the securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Parent shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

4.4.3 Listing and Maintenance Requirements. The Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and the Parent has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Parent Common Stock under the Exchange Act nor has the Parent received any notification that the SEC is contemplating terminating such registration. Except as set forth in the last sentence of this Section 4.4.3, the Parent has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Parent Common Stock are or have been listed or quoted to the effect that the Parent is not in compliance with the listing or maintenance requirements of such Trading Market.

4.4.4 Application of Takeover Protections. The Parent and its board of directors have taken all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that will be triggered upon the consummation of the transactions contemplated under the Transaction Agreements, including without limitation as a result of the Parent’s issuance of Parent Common Stock.

4.5 Information Supplied. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference in applications for the ISA Exemption Application, and/or the registration statement on Form F-4 and the Israel Prospectus will, at the time it becomes effective under the Securities Act and if applicable, when published under the ISL, respectively contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. None of the information supplied or to be supplied by the Parent specifically for inclusion or incorporation by reference, in the notice and proxy statement of the general meeting of the Parent’s shareholders to be held in connection with the Merger (the “Parent Proxy Statement”, together with the Company Proxy Statement, each a “Proxy Statement”, and together, the “Proxy Statements”, and the “Parent Shareholder Meeting”, respectively), or in the notice of the Company Shareholder Meeting and Company Proxy Statement, will, at the date mailed to shareholders of the Parent or Company, and at the time of the Parent Shareholder Meeting or Company Shareholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The information supplied or to be supplied by the Parent for inclusion in the Israel Prospectus, if applicable, will comply as to form in all material respects with the provisions of Form F-4. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the ISA Exemption Application, the Form F-4, Israel Prospectus, the Proxy Statements, Parent Shareholder Meeting or the Company Shareholder Meeting, which information or statements were not supplied by or on behalf of the Parent.

4.6 Consents and Approvals; No Violations.

4.6.0 Except (i) for Consents as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or “blue sky” laws, the ISL, the TASE, NASDAQ, Swiss Law, and any filings under similar merger notification or foreign investment laws or regulations of foreign Governmental Entities, to the extent required by Applicable Law, and (ii) such other Consents as may be required by reason of the status of the Parent or its Affiliates, no notice to and no Consent of any Governmental Entity is necessary for the execution and delivery by the Parent or Merger Sub of this Agreement and the Transaction Agreements to which it is or will be a party or the consummation by the Parent or Merger Sub of the transactions contemplated hereby or thereby except for such Consents the failure of which to make or obtain would not, individually or in the aggregate, prevent or material delay the transactions contemplated hereby or have a Material Adverse Effect on Parent.

4.6.1 Assuming that all Consents described in Section 4.6.0 have been obtained or made, neither the execution, delivery and performance by the Parent or Merger Sub, as applicable, of this Agreement and of the other Transaction Agreements to which it is now or is to become a party nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby will (i) contravene, conflict with or result in any violation or breach of any provision of the respective memorandum of association, articles of association and other charter documents (or similar governing or organizational documents) of Parent or Merger Sub, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, loss of any benefit, acceleration or Lien) or require any Consent under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound, (iii) violate any Order or Applicable Law applicable to Parent or Merger Sub or any of their respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to exercise any remedy or obtain any relief under, any legal requirement or Applicable Law or any Order to which Parent or Merger Sub, or any of the assets owned or used by the Parent or Merger Sub, is subject, or (v) result in the creation of a Lien on any property or asset of the Parent or any of its Subsidiaries, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third Person, have any of the effects set forth in clauses (i) through (v) of this Section 4.6.1; in each case (other than clause (i) hereof) other than such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

4.7 No Default. The Parent is not in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its charter documents (or similar governing or organizational documents), (b) any Contract to which the Parent is now a party or by which it or any of its properties or assets is bound, or (c) any Applicable Law.

4.8 No Undisclosed Liabilities.

4.8.0 Neither Parent nor any of its Subsidiaries has any Liabilities of a type required by U.S. GAAP to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than (a) Liabilities in respect of obligations under this Agreement, and the other Transaction Agreements and the transactions contemplated hereby and thereby, (b) to the extent disclosed in Section 4.8.0 of the Parent Disclosure Schedule, (c) Liabilities that are appropriately reflected or reserved for on the face of the unaudited balance sheet of Parent, dated as of the Latest Balance Sheet Date, and (d) Liabilities incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice (none of which relate to breach of contract, breach of warranty, tort, infringement, violation of or liability under any Applicable Law or any Proceeding). Except as set forth on Schedule 4.8.0 of the Parent Disclosure Schedule, Parent shall have no Indebtedness as of the Closing.

4.8.1 Except as disclosed in the Parent Securities Filings, since December 31, 2023, there have been no events, developments, changes or occurrences with respect to the Parent or its Subsidiaries that, individually or in the aggregate, have had or reasonably could be expected to have a Material Adverse Effect on the Parent.

4.9 Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets, or to the Knowledge of the Parent, any manager, director or officer of the Parent or any of its Subsidiaries in their capacities as such by any Person before any Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect on Parent, or (b) prevent or materially delay the consummation of the transactions contemplated by this Agreement beyond the Termination Date. To the Knowledge of the Parent, there is no basis on which any such Proceeding may be brought or threatened against the Parent or its Subsidiaries. None of the Parent, any of its Subsidiaries or any of its or their respective properties or assets are subject to any material outstanding Order, whether temporary, preliminary, or permanent.

4.10 Compliance with Applicable Law.

4.10.0 Parent and its Subsidiaries are and have been in compliance in all material respects with all Applicable Laws applicable to the Parent, its Subsidiaries and its and their operations; and neither the Parent nor its Subsidiaries has received notice from any Governmental Entity of any violation, alleged violation or potential violation of any such Applicable Laws.

4.10.1 To the Knowledge of the Parent, no event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by the Parent or its Subsidiaries of any Applicable Law applicable to the Parent, its Subsidiaries or their respective business.

4.10.2 There are no Legal Proceedings pending, including any Form FDA-483 observations, demand letter, warning letter, untitled letter, or, to the Knowledge of Parent, threatened with respect to an alleged material violation by the Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the PHSA, the FDCA or any other similar Law administered or promulgated by any Drug Regulatory Agency, or there is no act, omission, event, or circumstance of which the Parent has Knowledge that would reasonably be expected to give rise to or form the basis for any Legal Proceedings, Form FDA-483 observation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws administered or promulgated by any Drug Regulatory Agency.

4.10.3 All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or its respective current products or product candidates have participated, were and, if still pending, are being conducted (collectively “Parent Clinical Trials”) in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2023, neither Parent nor its Subsidiaries have received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries or in which Parent or its current products or product candidates have participated. All Parent Clinical Trials, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice regulations under 21 C.F.R. Parts 50, 54, 56, 312 and 314 and Good Laboratory Practice regulations under 21 C.F.R. Part 58.

4.10.4 Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has committed any acts, made any statement, or has not failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion: (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

4.10.5 Parent and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Parent or a Subsidiary is a party or otherwise bound. Neither the Parent nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Entity of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful “Security Incident,” “Breach of Unsecured Protected Health Information” or breach of personally identifiable information under applicable state or federal laws have occurred with respect to information maintained or transmitted to Parent or an agent or third party subject to a Business Associate Agreement with Parent or any of its Subsidiaries. Parent is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance with the Standard Transaction Rule. All capitalized terms in this Section 4.10 not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

4.11 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

4.12 Ownership of Stock in the Company and its Subsidiaries. Neither Parent nor Merger Sub own or hold any Shares.

4.13 Taxes.

4.13.0 Except as set forth in Section 4.13.0 of the Parent Disclosure Schedule, Parent and its Subsidiaries have duly and timely filed all Tax Returns required to be filed (after taking into account all available extensions) in every territory where they were required to file Tax Returns, and such Tax Returns are true and correct in all material respects and have been completed in accordance with Applicable Law. All Taxes required to be paid by Parent and its Subsidiaries (whether or not shown in the Tax Returns) have been timely paid to the applicable Tax Authority. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets or bank accounts of Parent or any of its Subsidiaries.

4.13.1 Except as set forth in Section 4.13.1 of the Parent Disclosure Schedule, no claim for assessment or collection of material Taxes is presently being asserted in writing against Parent or its Subsidiaries and neither Parent nor any of its Subsidiaries is a party to any pending action, proceeding, or investigation by any Tax authority relating to a material Tax nor does Parent or any Subsidiary have Knowledge of any such threatened action, proceeding or investigation. No extension or waiver of the limitation period applicable to any Tax Return has been granted by or requested from Parent or any of its Subsidiaries, which is still in effect.

4.13.2 Except as set forth in Section 4.13.2 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is a party to, or bound by any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than such agreement or arrangement entered into the ordinary course of business the primary purpose of which does not relate to Tax).

4.13.3 Except as set forth in Section 4.13.3 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries has applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Taxes; and there are no royalties, fees, repayments or other amounts due or payable by the Parent to any governmental entity with respect to any of the foregoing.

4.13.4 No claim has been made in writing to Parent or any of its Subsidiaries by a Tax authority in a jurisdiction where neither Parent nor any Subsidiary files Tax Returns that Parent or any Subsidiary is or may be subject to income or franchise Taxation by that jurisdiction that has not been resolved. Neither Parent nor any of its Subsidiaries is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.

4.13.5 Neither the Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting made prior to the Closing or the use of an improper method of accounting in any Tax period (or portion thereof) ending on the Closing Date; (ii) any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue accrued prior to the Closing; or (v) the application of Section 951, 951A, or 965 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to any income recognized by or any asset held by the Parent or any of its Subsidiaries before the Closing Date.

4.13.6 The Parent is not a controlled foreign corporation, a passive foreign investment company or a foreign personal holding company as such terms are defined in Sections 957, 1297 and 552 of the Code, respectively.

4.13.7 For U.S. federal income tax purposes, since formation the Parent has been treated as a corporation.

4.13.8 Neither Parent nor any of its Subsidiaries has (i) ever been a member of an affiliated group (other than a group, the common parent of which was Parent), or (ii) incurred any liability for the Taxes of any other person, as a transferee, successor, by contract, or otherwise.

4.13.9 Parent has complied, in all material respects, with applicable Laws relating to the withholding of Taxes in connection with any amounts paid (whether paid in cash, paid in kind, deemed paid or otherwise) or owing by to any employee, creditor, independent contractor, shareholder, or other third party, and to the extent required, have timely paid such Taxes to the relevant Tax authority.

4.14 Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws) will be free of restrictions on transfer.

4.15 Insurance. All of the Insurance Policies maintained by the Parent or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Parent and its Subsidiaries and their respective properties and assets, and are in character and amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to be material to the Parent and its Subsidiaries. The Parent has made available to Company correct and complete copies of the Insurance Policies. Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Parent nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries. There is no material claim pending under any insurance policies of the Parent and its Subsidiaries.

4.16 Certain Business Practices.

4.16.0 None of the Parent, any of its Subsidiaries, or to the Knowledge of the Parent any directors, officers, agents or employees of the Parent or any of its Subsidiaries or to the Knowledge of the Parent any other Person acting on their behalf, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer or supplier of the Parent, or any employee or agent of any customer or supplier of the Parent; (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (c) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the FCPA; or (d) directly or indirectly given or agreed to give any money, gift, bribe, kickback or similar benefit to any customer or supplier of the Parent, any employee or agent of any customer or supplier of the Parent, any official or employee of any Governmental Entity, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Parent (or assist the Parent in connection with any actual or proposed transaction), in each case which (i) may subject the Parent to any material Liability in any Proceeding, (ii) if not given in the past, may have had a material impact on the Parent or its business, or (iii) if not continued in the future, may materially affect the Parent or its business.

4.16.1 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, none of the Parent or any of its Subsidiaries has taken, nor to the Knowledge of the Parent have any of their respective employees, agents, advisors, consultants, representatives, or others for whom any of them may have responsibility taken, any action, directly or indirectly, that constitutes a breach or an alleged breach by such Persons of the FCPA, relevant Swiss Law or any other Anti-Corruption Laws. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries have conducted their business in compliance with the FCPA and the other Anti-Corruption Laws and have retained, and will continue to retain, accurate books and records and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

4.16.2 Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, the Parent and its Subsidiaries are, and have been since the Lookback Date, in compliance with (i) trade embargoes and applicable provisions of U.S. export control, sanction and trade Applicable Laws and regulations, including the Trade Laws. The Parent and its Subsidiaries have not received any written notices of noncompliance, complaints, subpoenas, investigations, or warnings with respect to its compliance with Trade Laws or Anti-Corruption Laws. Since the Lookback Date, the Parent and its Subsidiaries have not (i) made a voluntary disclosure or prior disclosure with respect to violations of any Trade Laws; (ii) been subject to any (x) seizure, detention, compliance assessment, focused assessment, Proceeding for, or, to the Parent’s Knowledge, audit, alleged or actual violation in any material respect of any Trade Laws, including underpayment of import or export duties, Taxes or fees, (y) suspension of export privileges, or (z) enforcement action or sanction, or, to the Parent’s Knowledge, investigation by any Governmental Entity arising under any Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Entity or to any customer in connection with the importation or exportation of merchandise. None of the Parent, its Subsidiaries or any directors, managers or officers or employees of the Parent or its Subsidiaries, or, to the Parent’s Knowledge, agent, Affiliate, or other Person acting on behalf of the Parent or its Subsidiaries has exported or reexported, directly or indirectly, any products, technology, software, technical data, or services in violation of Trade Laws.

4.16.3 The Parent and each of its Subsidiaries:

(a) is currently and has been since the Lookback Date in compliance with all Applicable Laws, Orders and sanctions, criminal and civil, that (a) limit the use and/or seek the forfeiture of proceeds from illegal transactions, (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotic dealers or otherwise engaged in activities contrary to the interests of the U.S., (c) require identification and documentation of the parties with whom a financial institution conducts business, or (d) are designed to disrupt the flow of funds to terrorist organizations, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent; and

(b) is not and has never been a Person: (a) that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (b) owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (c) with whom a party is prohibited from dealing or otherwise engaging in any transaction by any anti-money laundering Applicable Law; (d) who commits, threatens, or conspires to commit or support “terrorism” as defined in the Executive Order; or (e) who is an Affiliate of a Person referenced above; in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent. None of the Parent, its Subsidiaries or any director, manager or officer of the Parent or its Subsidiaries is or has been identified on any Restricted Person List, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

4.17 Material Contracts. Section 4.17 of the Parent Disclosure Schedule lists each Contract to which the Parent or a Subsidiary is a party or may be bound or to which their respective properties or assets are subject, as of the date hereof; (i) under the terms of which any of the rights or obligations of a party thereto will be modified or altered or which provide for any increased payment or benefit or accelerated vesting, in any such case as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements or which contain change in control provisions; (ii) which provides for any Award that would not be expired, exercised, assumed or exchanged as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and by the other Transaction Agreements; (iii) which constitutes an undertaking or agreement with any Governmental Entity; (iv) which is an arrangement limiting or restraining the Parent or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business or from conducting any activity in any geographic area or from soliciting any Person to enter into a business or employment relationship or to enter into a relationship with any Person; (v) under which the Parent or any of its Subsidiaries makes payments in excess of One Hundred Thousand Dollars ($100,000) on an annual basis; (vi) pursuant to which any Indebtedness is outstanding or may be incurred, including any loan or credit agreement, note, bond, mortgage, indenture, letter of credit, interest rate or currency hedging arrangement or other similar agreement or instrument or pursuant to which any Indebtedness of any Person is guaranteed by the Parent or any of its Subsidiaries; (vii) pursuant to which the Parent is required to indemnify or hold harmless any Person other than Contracts entered into in the ordinary course of business consistent with past practice; (viii) all powers of attorney or other similar agreements or grant of agency by the Parent; (ix) all Contracts involving the settlement of any Proceeding or threatened Proceeding which will (a) involve payments after the date of the Latest Balance Sheet of consideration in excess of One Hundred Thousand dollars ($100,000), or (b) impose monitoring, reporting or other continuing obligations on the Parent or any of its Subsidiaries; (x) pursuant to which the Parent or any of its Subsidiaries has made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Parent or any of its Subsidiaries); (xi) which is a partnership, joint venture or similar arrangement or that involves any profit sharing; (xii) which prohibits the payment of dividends or distributions in respect of the Capital Stock of the Parent or any of its Subsidiaries or prohibits the pledging of the Capital Stock of the Parent or any Subsidiary of the Parent; or (xiii) which relates to the acquisition or sale of any material assets of the Parent or any of its Subsidiaries, other than the acquisition or sale of inventory in the ordinary course of business consistent with past practice.

4.18 Employee Benefits. Except as disclosed in Section 4.18 of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (a) entitle any current or former employee or officer of the Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment (other than as required under Applicable Law or except as expressly provided in this Agreement), (b) accelerate the time of payment or vesting, or increase the amount of any compensation due to any such employee or officer, or (c) extend the term or have any other impact on the employment status or terms of employment of any such employee or officer.

4.19 Indebtedness.

4.19.0 Section 4.19.0 of the Parent Disclosure Schedule sets forth all outstanding Indebtedness of the Parent and its Subsidiaries as of the date of this Agreement, including the amount outstanding with respect thereto.

4.19.1 Section 4.19.1 of the Parent Disclosure Schedule sets forth a true and complete list of each outstanding loan or advance, including the amount thereof, made or arranged, directly or indirectly, by the Parent or any of its Subsidiaries to any director or executive officer (or equivalent thereof) (as defined in Rule 3b-7 of the Exchange Act) of the Parent.

4.20 Real Property. The Parent and its Subsidiaries do not own, and have never owned, any real property. Section 4.20 of the Parent Disclosure Schedule sets forth a complete and accurate list of all Real Property Leases of the Leased Real Property to which the Parent or any of its Subsidiaries is a party or by which any of their assets are bound. The Parent or its applicable Subsidiaries have a valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Parent’s Permitted Liens.

4.21 No Other Representations. Each of Parent and Merger Sub acknowledges that neither Company nor any of its Representatives or any other Person makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent, Merger Sub or their Representatives in connection with this Agreement and the transactions contemplated hereunder, including any information, documents, projections, forecasts or other material made available to Parent, the Merger Sub, or to their respective Representatives in certain “data rooms” or management presentations in connection with this Agreement or the transactions contemplated hereunder or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV of this Agreement and in any certificate delivered by Company under this Agreement.

Article V
COVENANTS

5.1 Conduct of Business by the Parent and Merger Sub. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.1 to this Agreement, (c) with the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with Article VII below (such period, the “Interim Period”), the Parent will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Schedule 5.1 to this Agreement, during the Interim Period, the Parent will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Company), without the prior written consent of Company (which shall not be unreasonably withheld or delayed):

5.1.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.1.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including any stock options or stock appreciation rights) of the Parent or any of its Subsidiaries except for the issuance and sale of Parent Common Stock pursuant to Parent Equity Awards granted under the Parent Plans prior to the date hereof and issuance of Parent Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.1.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Parent or any of its Subsidiaries, including Parent Common Stock (except dividends declared or paid by a wholly-owned Subsidiary of the Parent to the Parent or another wholly-owned Subsidiary of the Parent), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Parent may repurchase or otherwise acquire shares in connection with (a) the applicable Parent Plan in effect as of the date of this Agreement, (b) the acceptance of Parent Common Stock as payment for the per share exercise price of the Parent Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Parent Equity Awards, in each case in accordance with the applicable Parent Plan, or (c) the forfeiture of Parent Equity Awards;

5.1.3 enter into any Contract with respect to the voting of the equity interests of the Parent, including the Parent Common Stock;

5.1.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Parent or any of its Subsidiaries (other than the Merger);

5.1.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Parent or any Subsidiary;

5.1.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Parent or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Parent incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Parent); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Parent Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Parent or any of its Subsidiaries;

5.1.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.1.7; or (b) any assets that are material, individually or in the aggregate, to the Parent, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Parent’s Permitted Lien) any material properties or assets of the Parent or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Parent’s Products and Services in the ordinary course of business consistent with past practices;

5.1.8 change any of the accounting methods, principles, or practices used by the Parent, except as required by U.S. GAAP or by a Governmental Entity or a competent quasi-Governmental Entity;

5.1.9 (i) enter into any Contract that would be required to be disclosed in Section 4.17 of the Parent Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.1.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.1.11 amend the terms of any Parent Plans and/or adopt any plans and/or schemes with similar results to those of the Parent Plans;

5.1.12 grant any new Parent Equity Awards and/or amend the terms of any existing Parent Equity Awards;

5.1.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Parent or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Parent or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.1.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Parent or its Subsidiaries as are currently in effect;

5.1.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with U.S. GAAP;

5.1.16 extend the date a Parent Equity Award may be exercised following the date that the holder of a Parent Equity Award ceases to be employed by the Parent or its Subsidiaries or provide services to the Parent or its Subsidiaries; or

5.1.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.1.0 through 5.1.17 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Parent contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Company, directly or indirectly, the right to control or direct the Parent’s operations prior to the Effective Time. Prior to the Effective Time, the Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.2 Conduct of Business by the Company. Except (a) as expressly provided in this Agreement, (b) as described in Schedule 5.2 to this Agreement, (c) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company will and will cause each of its Subsidiaries to: (i) not take any action that would or would reasonably be expected to prevent, materially impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (ii) conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice, and (iii) use its reasonable best efforts to preserve intact its corporate existence. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or as described in Schedule 5.2 to this Agreement, during the Interim Period, the Company will not, and will not permit any of its Subsidiaries to (unless required by Applicable Law after consultation with counsel and Parent), without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

5.2.0 amend or authorize any amendments to the terms of any of its outstanding securities or its governing or organizational documents, or to the governing or organizational documents of any of its Subsidiaries;

5.2.1 issue, sell, deliver, pledge, dispose of, encumber or transfer or agree or commit to do or authorize any of the foregoing with respect to (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other equity securities or equity equivalents (including any stock options or stock appreciation rights) of the Company or any of its Subsidiaries except for the issuance and sale of Shares pursuant to Company Equity Awards granted under the Company Plans prior to the date hereof and issuance of Company Equity Awards to new employees in the ordinary course of business consistent with past practice;

5.2.2 split, combine or reclassify any shares of its Capital Stock or any other equity securities or equity equivalents, declare, set aside, authorize, make or pay any dividend or other distribution (whether in cash, stock or property, any combination thereof or otherwise) in respect of its Capital Stock or any other equity securities or equity equivalents of the Company or any of its Subsidiaries, including the Shares (except dividends declared or paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), make any other actual, constructive or deemed distribution in respect of its Capital Stock or other equity securities or equity equivalents or otherwise make any payments to shareholders in their capacity as such, or redeem, purchase or otherwise acquire or issue or sell any of its securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities or any securities or any rights, options, warrants or calls to acquire or sell any such shares or other securities of any of its Subsidiaries; provided that the Company may repurchase or otherwise acquire shares in connection with (a) the applicable Company Plan in effect as of the date of this Agreement, (b) the acceptance of Shares as payment for the per share exercise price of the Company Equity Awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Plan, or (c) the forfeiture of Company Equity Awards;

5.2.3 enter into any Contract with respect to the voting of the equity interests of the Company, including the Shares;

5.2.4 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

5.2.5 alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of the Company or any Subsidiary;

5.2.6 (i) incur or assume any Indebtedness or issue any debt securities, individually or in the aggregate, or modify or agree to any amendment of the terms of any existing Indebtedness of the Company or any of its Subsidiaries; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person except for obligations of wholly owned Subsidiaries of the Company incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Company); (iv) redeem, pay, discharge or satisfy any Indebtedness or other Liability, or the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of other liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the Latest Balance Sheet; (v) enable the imposition of any Liens; or (vi) waive the benefits of, or agree to modify in any manner, any exclusivity, standstill or similar agreement benefiting the Company or any of its Subsidiaries;

5.2.7 (i) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except as set forth in Schedule 5.2.7; or (b) any assets that are material, individually or in the aggregate, to the Company, except purchases of inventory in the ordinary course of business consistent with past practice; (ii) sell, lease, license, transfer, otherwise dispose of, mortgage, sell and leaseback, pledge or otherwise encumber or subject to any Lien (other than a Company’s Permitted Lien) any material properties or assets of the Company or any of its Subsidiaries or any interests therein in any single transaction or series of related transactions, other than sales of Company’s Products and Services in the ordinary course of business consistent with past practices;

5.2.8 change any of the accounting methods, principles, or practices used by the Company, except as required by a Governmental Entity or a competent quasi-Governmental Entity;

5.2.9 (i) enter into any Contract that would be required to be disclosed in Section 3.17 of the Company Disclosure Schedule; or (ii) authorize or make any material new capital expenditure or expenditures;

5.2.10 (i) make or change any material Tax election; (ii) file or amend any Tax return; (iii) settle or compromise any audit or Proceeding with respect to material Tax matters; (iv) adopt or change any material accounting method; (v) agree to an extension or waiver of the statute of limitations with respect to material Taxes; (vi) surrender any right to claim a material Tax refund; or (vii) enter into any agreement with a Tax authority;

5.2.11 amend the terms of any Company Plans and/or adopt any plans and/or schemes with similar results to those of the Company Plans;

5.2.12 grant any new Company Equity Awards and/or amend the terms of any existing Company Equity Awards;

5.2.13 (i) institute any Proceeding or (ii) release, compromise, assign, settle, or agree to settle any pending or threatened Proceeding, other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct on or by the Company or any of its Subsidiaries) of an amount not greater than $100,000 in the aggregate;

5.2.14 fail to keep in force the Insurance Policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company or its Subsidiaries as are currently in effect;

5.2.15 make any material changes in policies, procedures, or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except, in each case, to the extent required to conform with IFRS;

5.2.16 extend the date a Company Equity Award may be exercised following the date that the holder of a Company Equity Award ceases to be employed by the Company or its Subsidiaries or provide services to the Company or its Subsidiaries; or

5.2.17 commit or agree (in writing or otherwise) to take any of the actions described in Sections 5.2.0 through 5.2.16 (and it shall use commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

Nothing contained in this Agreement or the other Transaction Agreements shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.3 Preparation of the Form F-, the Proxy Statements and the Israeli Prospectus.

5.3.0 As promptly as reasonably practicable after the execution of this Agreement, (a) the Company (with Parent’s reasonable cooperation) shall prepare the Company Proxy Statement and the Israeli Prospectus (if required), and (b) Parent (with the Company’s reasonable cooperation) shall prepare the Parent Proxy Statement and prepare and file with the SEC a registration statement on Form F-4 in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts: (i) to cause the Form F-4 and each Proxy Statement and the Israeli Prospectus (if required) to comply with Applicable Law (including the applicable rules and regulations promulgated by the SEC, ISA and Swiss Law); (ii) to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form F-4, take all action reasonably required to be taken under any applicable state or other securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger; and (iii) to keep the Form F-4 effective through the Closing Date in order to permit the consummation of the Merger.

5.3.1 Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form F-4, the Israeli Prospectus (if required) and the Proxy Statements. Each of the Company and the Parent shall use reasonable best efforts to cause the Proxy Statements to be timely delivered to their respective shareholders. No filing of, or amendment or supplement to, the Form F-4 or the Israeli Prospectus (if required) will be made by Parent, and no filing of, or amendment or supplement to, the respective Proxy Statement will be made by the Party filing such Proxy Statement (other than regarding a Parent Adverse Recommendation Change), in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon; provided that, without limiting Section 5.8, with respect to documents filed by a party which are incorporated by reference in the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form F-4, the Israeli Prospectus (if required) or any of the Proxy Statements, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and (other than regarding a Parent Adverse Recommendation Change), following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC, the ISA, and TASE as applicable, and, to the extent required by Applicable Law, disseminated to the shareholders of the Company and Parent. Parent shall notify the Company promptly of the time when the Form F-4 and the Israeli Prospectus (if required), respectively have become effective, or the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each party shall notify the other promptly of the receipt of any comments from the SEC, any Swiss regulator, ISA, or TASE or the staff of the SEC, CSE, ISA, or TASE and of any request by the SEC, CSE, ISA, or TASE or the staff of the SEC, any Swiss Regulator, ISA, or TASE for amendments or supplements to the Form F-4 or the Proxy Statements, as applicable, or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC, any Swiss Regulator, ISA, or TASE or their respective staff, as applicable, on the other hand, with respect to the Proxy Statements, the Israeli Prospectus (if required), the Form F-4 or the Merger, the Company Shareholder Meeting or the Parent Shareholder Meeting.

5.4 Merger Proposal; Company and Parent Shareholders’ Meetings; Certificate of Merger.

5.4.0 Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the date of this Agreement, the Company, Parent and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, use reasonable best efforts to take the following actions within the timeframes set forth in this Section 5.4.0; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4.0 accordingly):

(a) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting;

(c) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(d) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (ii) in a popular newspaper outside of Israel as may be required by Applicable Law;

(e) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (d) above;

(f) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (c) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar;

(g) promptly after the Company and Merger Sub, as applicable, shall have complied with sub-Sections (c) through (f) above, but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder);

(h) not later than three (3) days after the date on which the Company Requisite Vote is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval; and

(i) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Requisite Vote is received, as the Company and Merger Sub shall advise the Companies Registrar.

5.4.1 It is the intention of the parties that the Merger shall be declared effective, and the Certificate of Merger shall be issued on the Closing Date. For purposes of Section 5.4.0, “Business Day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

5.4.2 Promptly after the Signing Date, in accordance with applicable NASDAQ Rules and Swiss law, Parent shall hold the Parent Shareholder Meeting in order to, among other things, approve (i) the issuance of shares of Parent Common Stock, equal to the required number of shares of Parent Common Stock to serve as the Merger Consideration, (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Parent shareholders, for the purpose of making available the required number of shares of Parent Common Stock to serve as the Merger Consideration, (iii) to reduce the par value of the Parent Common Stock to CHF 0.0001 per share and (iv) approve the waiver by the Parent Shareholders of any monetary compensation that might have been owing in connection with such reduction in par value. In the event the Parent Requisite Vote is not obtained at the Parent Shareholder Meeting, subject to applicable NASDAQ Rules and Swiss law, Parent shall continue to call and hold special meetings of its stockholders at least once every 45 days thereafter, beginning with the quarter ending December 31, 2024, to seek the Parent Requisite Vote until the Parent Requisite Vote is obtained.

5.5 Stock Exchange Listings; Delisting.

5.5.0 Promptly following execution of this Agreement, Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to Article II and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Equity Awards to be approved for listing on the NASDAQ, at Parent’s expense, on or prior to the Effective Time, including the submission of an applicable notification form for the listing of such shares (the “NASDAQ Notification”) in accordance with NASDAQ Rules within the applicable time period required thereunder.

5.5.1 Prior to the Effective Time, the Company shall take all actions necessary or requested by the Parent for the delisting of the Company and of the Shares from the TASE effective as of the Effective Time.

5.6 Appropriate Action; Consents; Filings.

5.6.0 Without limiting the conditions to Merger set forth in Article VI below, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI below to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable:

(a) the obtaining of all actions or nonactions, Consents, approvals, registrations, waivers, permits, authorizations, orders, expirations, or terminations of waiting periods and other confirmations from any Governmental Entity or other Person that are or may become necessary, proper, or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Consents”);

(b) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications, and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Required Filings”);

(c) the taking of all steps as may be necessary, proper, or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger;

(d) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed; and

(e) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper, or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement.

5.6.1 Israeli Approvals. Each Party to this Agreement shall use its respective reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report, or other document required to be delivered by such Party or any Subsidiary to or filed by such Party or any Subsidiary of such Party with, and to obtain any required approval of, any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file the notifications required, if any, under the Competition Law in connection with the Merger;

(b) Parent and the Company shall respond as promptly as practicable to any inquiries or requests received from the General Director of the ICA for additional information or documentation;

(c) Parent and the Company shall use their reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, any Consents and approvals from Israeli Governmental Entities, if any, that may be required in connection with the Merger;

(d) The Company shall inform the IIA regarding the transactions under this Agreement as required under the R&D Law; Parent shall provide to the IIA, the General Director of the ICA, and the ISA any information reasonably requested by such authorities and shall execute an undertaking in customary form to comply with the R&D Law; and

(e) Each Party to this Agreement shall (i) give the other Parties prompt notice of the commencement of any Proceeding against it by or before any Governmental Entity with respect to the Merger, (ii) keep the other Parties reasonably informed as to the status of any such Proceeding, (iii) shall promptly notify the other Parties if it becomes aware of (a) any inaccuracy in any representation or warranty made by either Party in this Agreement; and (b) a failure of either Party to comply with any covenant or obligation of such Party in this Agreement, and (iv) promptly inform the other Parties of any communication to or from the General Director of the ICA, the IIA, the Investment Center, the ISA, the Companies Registrar, the TASE or any other Israeli Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. The Parties to this Agreement will consult and cooperate with one another and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such Proceeding under or relating to the Israeli Competition Law and any applicable Guidelines of the ICA, including in particular ICA Guidelines No. 2/14, or any other Israeli antitrust or fair trade law, each Party hereto will permit authorized representatives of the other Party to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such Proceeding.

5.6.2 Notwithstanding anything to the contrary in this Section 5.6 above, no Party to this Agreement shall be obligated to pay any consideration or offer to grant, or agree to, any financial or other accommodation to any Person from whom any such approval or consent is requested or otherwise in connection with, or as a condition to obtaining, any such approval or consent (other than nominal fees which, for each Party, individually or in the aggregate, do not exceed $100,000).

5.6.3 Swiss Law Requirements.

(a) Capital Increase at Parent. Prior to the Closing Date, Parent shall procure that an ordinary capital increase under Swiss law, excluding the subscription rights of existing Parent shareholders (the “Capital Increase”), will be carried out which will be based on a resolution passed at an extraordinary general meeting (the “EGM”) that requires the approval of 67% of the shareholders voting at the EGM, for the purpose of making available the required number of shares of Parent Common Stock to serve as Merger Consideration (the “Merger Shares”).

(b) After the approval of the Capital Increase and sufficiently prior to the actions described under Section 5.6.3(c), but in any event no later than five (5) Business Days prior to the date of the Parent Board Meeting (as defined below), the following shall be performed:

(i) The Parties shall cause Exchange Agent to subscribe for the Merger Shares by delivering the corresponding subscription forms, duly executed (wet-ink) and in form and substance satisfactory to Parent (the “Subscription Forms”).

(ii) If and to the extent that the settlement of the Merger Shares will be in cash, the Company shall procure that the Exchange Agent will pay in, for account of the Company, the nominal value in Swiss francs (CHF) for each Merger Share (CHF 0.80 per share or such other nominal value as may be adopted) settled in cash by electronic wire transfer (without deductions of bank charges and transfer costs) to the following special purpose blocked capital account of a Swiss bank in favor of Parent (Kapitaleinzahlungssperrkonto) in the name of Parent:

Account Holder:	NLS Pharmaceutics AG

USD Account Number:	206 -196654.61Q

IBAN:	CH72 0020 6206 1966 5461 Q

Bank Name:	UBS SWITZERLAND AG

Bank Address:	Bahnhofstrasse 45

CH-8098 Zürich

BIC/SWIFT:	UBSWCHZH80A

Reference:	Share Capital Increase of NLS Pharmaceutics Ltd.

(iii) The Parties shall cause the Swiss bank to immediately issue a written confirmation evidencing that the nominal value for each Merger Share that was settled in cash in accordance with Section 5.6.3(b)(ii) above, has been fully credited to the following special purpose blocked capital account of Parent (Kapitaleinzahlungssperrkonto);

(iv) If and to the extent that the Merger Shares will not be settled in cash in accordance with Section 5.6.3(b)(ii) above, the Company shall procure that the Exchange Agent will settle the remaining amount of the aggregated nominal value of the Merger Shares by way of contribution in kind for account of Company, by transferring ownership of the non-cash assets to Parent, all in full compliance with art. 634 of the Swiss Code of Obligations (CO) and executing an agreement on contribution-in-kind with Parent, in form and substance satisfactory to Parent; and

(v) Parent shall procure that an auditor, duly accredited to perform such kind of auditing services in Switzerland, will deliver the auditors’ report (Prüfungsbestätigung) confirming the completeness and accuracy of the contributions of the Parent Board’s capital increase report.

(c) If and immediately after (I) the completion of all actions under Section 5.6.3(b) and (II) all conditions precedent to consummate the Merger in accordance with Article VI have been satisfied, but in any event no later than six months after the date of the EGM, Parent shall procure that Parent Board will take the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) in the presence of a public notary (the “Parent Board Meeting”).

(d) Immediately after the resolutions on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) have been passed by Parent Board, Parent shall file the application together with all supporting documents with the competent commercial register.

(e) Upon registration with the competent commercial register and no later than three (3) Business Days following the filing of the commercial register application in accordance with Section 5.6.3(d) above, Parent shall deliver to the Company a copy of a share register excerpt evidencing Exchange Agent as the holder of the Merger Shares for the account of the existing shareholders of the Company who are entitled to receive a Merger Consideration in accordance with Section 2.2.1 of this Agreement.

5.7 Access to Information; Confidentiality.

5.7.0 During the Interim Period, the Company will (and shall cause each of its Subsidiaries to) give Parent and its Representatives reasonable access to all employees, research laboratories, plants, offices, properties, warehouses and other facilities and to all books and records of the Company and its Subsidiaries as Parent may reasonably request, and will cause its officers and those of its Subsidiaries to furnish Parent and its Representatives with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request. Notwithstanding anything to the contrary contained herein, no investigation undertaken pursuant to this Section 5.7.0 or otherwise by or on behalf of Parent or Merger Sub shall affect or be deemed to modify any representation or warranty of the Company contained herein.

5.7.1 During the Interim Period, the Company shall provide to Parent (i) within 14 days of the end of each calendar month (commencing in November, 2024), an unaudited consolidated balance sheet as of the end of such quarter and the related statements of earnings, shareholders’ equity (deficit) and cash flows for the quarter then ended, and (ii) within 90 days of the end of each year, an audited consolidated balance sheet as of the end of such year and the related statements of earnings, shareholders’ equity (deficit) and cash flows, all of such financial statements referred to in clauses (i) and (ii) to be prepared by the Company in accordance with IFRS (except as may be indicated in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring adjustments), in each case in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and its Subsidiaries and shall fairly present in all material respects their financial condition (taking into account the differences between the quarterly and annual financial statements prepared by the Company in conformity with their past practices) as of the last day of the period then ended.

5.7.2 Parent will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the Company pursuant to this Section 5.7.2 pursuant to the terms of the Confidentiality Agreement.

5.8 Public Announcements. None of Parent, Merger Sub or the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, without the prior Consent of Parent (in the case of the Company) or the Company (in the case of Parent or Merger Sub), which Consents shall not be unreasonably withheld, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the SEC, NASDAQ, and Swiss regulator the ISA or the TASE if the party subject to such requirement provides copies of any such press release or public statement to the Company (in the case Parent is subject to such requirement) or Parent (in the case Company is subject to such requirement) such that to the extent reasonably practicable in light of the circumstances (including Applicable Law or the rules and regulations of, or any agreement with, the SEC, NASDAQ, any Swiss regulator, the ISA or the TASE), Parent or the Company, as applicable, is afforded a reasonable amount of time prior to the issuance thereof to review such press release or public statement and comment thereon, and Parent or the Company, as applicable, shall reasonably consider in good faith any comment of such Persons. Company and Parent shall make all required public announcements of this Agreement and the Merger following execution of this Agreement though a joint press release and an immediate report (as required under the ISL), which Intermediate Report the Company has provided to the Parent for review prior to the execution of this Agreement, Form 8-K and any other press release or report required by any Swiss Law or Swiss regulator.

5.9 Indemnification and Directors’ and Officers’ Insurance. The Company agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Parent (the “D&O Indemnified Parties”) as provided in the Parent’s articles of association or any indemnification Contract between such Person and the Parent (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Company prior to, the date of this Agreement) shall not survive the Merger and shall terminate as of the Closing. As of the Closing, Parent shall, at the Company’s expense (up to a maximum of $200,000), obtain a “run-off” prepaid directors’ and officers’ liability insurance policy for the benefit of Parent’s current and former officers and directors, effective as of the Closing (the “D&O Run Off Policy”), with a reporting period of six (6) years after the Closing, covering events, acts and omissions occurring before the Closing Date, and with coverage and amounts, and terms and conditions that are acceptable to Parent. The premium for the D&O Run Off Policy (up to a maximum of $200,000) shall be paid by the Company on or prior to the Closing, and Parent shall take all necessary actions, and not fail to take any action, to prevent the cancellation of the D&O Run Off Policy during its term.

5.10 Notification of Certain Matters.

5.10.0 During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be reasonably expected to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in a way such that the condition to the obligations of the other party to effect the Merger set forth in Section 6.2.0 and Section 6.3.0, as applicable, not be satisfied at the Effective Time, (b) any failure by such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder which has caused or would be reasonably expected to cause any condition to the obligations of the other party to effect the Merger set forth in Sections 6.2.1 and 6.3.1, as applicable, not to be satisfied at the Effective Time, and (c) the occurrence of any state of facts, change, development, effect, condition or occurrence that has resulted in or would reasonably be expected to result in a Material Adverse Effect on the Company or the Parent, as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.10.0 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice or amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

5.10.1 During the Interim Period, each of the Company and Parent shall give the other notice, as soon as reasonably practicable under the circumstances, of any shareholder Proceeding brought by any shareholder of the Company or Parent, as applicable, against the Company or Parent, as applicable, or their respective directors or executive officers in connection with the Merger or the other transactions contemplated by this Agreement. Subject to entry by the Company and Parent into a customary joint defense agreement with one another, the Company and Parent shall have the right to participate in the defense of any such Proceeding. The Company shall not settle or offer to settle any such Proceeding without the prior written consent of Parent, provided that such consent shall not be unreasonably withheld, conditioned, or delayed. Parent shall not settle or offer to settle any such Proceeding without the prior written consent the Company, if such settlement would reasonably be expected to prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

5.11 Affiliates; Tax Rulings.

5.11.0 102 Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming the assumption and exchange of the Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options for the Assumed Awards in accordance with Section 2.3 above shall not constitute a taxable event so long as with respect to the Section 102 Awards they are deposited with the 102 Trustee and issued in accordance with the Assumed Company Plan (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Corporation, the Exchange Agent and their respective agents from any withholding obligation with respect to the Section 102 Awards and Section 3(i) Options. The Options Tax Ruling may be a separate tax ruling or may be incorporated into the 103K Tax Ruling. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent, Merger Sub, Exchange Agent or any Person acting on their behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to any payments and the issuance of Assumed Awards in exchange for Section 102 Awards, Section 102 Non Trustee Awards and Section 3(i) Options in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

5.11.1 103K Tax Ruling. As soon as practicable after the date of this Agreement, subject to Section 5.11.3 below, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a Tax ruling permitting any certain shareholders who are covered by such tax ruling (each, an “Covered Seller”) to defer any applicable Israeli Tax with respect to any consideration in Parent Common Stock that such Covered Seller will receive pursuant to this Agreement in accordance with the provisions of Section 103K of the Ordinance or as otherwise determined by the ITA (it being agreed that in connection therewith, the Parent shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K or other applicable sections of the Ordinance, or are otherwise customary conditions regularly associated with such a ruling or reasonably required by the ITA, including the deposit of the new Parent Common Stock with a designated 103K trustee) (the “103K Tax Ruling”). The Company shall include in the request for the 103K Tax Ruling to exempt Parent, the Surviving Corporation, the Exchange Agent, and their respective agents from any withholding obligation in connection with issuing Parent Common Stock. If the103K Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (i) the exchange of the Company’s Shares (other than Section 102 Awards and Section 3(i) Options) as part of the transaction shall not constitute a taxable event, and (ii) the Parent and any Person acting on its behalf (including the Exchange Agent and the Israeli Sub-Agent) shall be exempt from Israeli withholding Tax in relation to issuance of Parent Common Stock in exchange for exchange of the Company’s Shares in connection with the Merger (the “Interim 103K Tax Ruling”). To the extent that prior to the Closing an Interim 103K Tax Ruling shall have been obtained, then all references in this Agreement to the 103K Tax Ruling shall be deemed to refer to such Interim 103K Tax Ruling, until such time that a final definitive 103K Tax Ruling is obtained.

5.11.2 Withholding Tax Ruling. Notwithstanding anything to the contrary in Section 5.11.1, to the extent it becomes reasonably apparent to the Company that the ITA will not provide the 103K Tax Ruling in the form requested or that, if obtained, certain shareholders may not be covered under the 103K Tax Ruling, then as soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors, and accountants to prepare and file with the ITA an application for a ruling (the “Withholding Tax Ruling”, and, together with the Options Tax Ruling, the Interim Options Tax Ruling, the 103K Tax Ruling and the Interim 103K Tax Ruling, the “Tax Rulings”) that:

(a) with respect to holders of Ordinary Shares (other than Section 102 Awards and Section 3(i) Options) that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents;

(b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Covered Sellers) and the holders of Section 102 Awards and Section 3(i) Options for which such Tax ruling shall explicitly and in writing defer to the 103K Ruling (or the Interim 103K Ruling) and the Options Tax Ruling (or the Interim Options Tax Ruling), as applicable, (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and

(c) with respect to holders of Company Equity Awards that are not Section 102 Awards or Section 3(i) Options, who are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (i) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (ii) instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents.

5.11.3 The text of the applications for, filing relating to, and the final text of the Tax Rulings shall be subject to the prior written confirmation of Parent or its counsel, not to be unreasonably withheld, conditioned, or delayed. The Company and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to matters relating to the subject matter of the Tax Rulings, without prior coordination with Parent or its counsel, and will enable Parent’s counsel to participate in all discussions and meetings relating thereto. To the extent that the Parent’s counsel elects not to participate in any meeting or discussion, the Company’s representatives shall provide Parent’s counsel, within two Business Days of such meeting or discussion, with a full report of the discussions held.

5.11.4 Parent will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to promptly take, or cause to be taken, all actions necessary to assist the Company to obtain the Tax Rulings, provided, however, that the Company agrees to pay all the reasonable costs and expenses of Parent in relation to such efforts, including, but not limited to, reasonable fees to a legal counsel for preparation of any disclosures or prospectus. Provided any Tax Ruling is reasonably acceptable to Parent, Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the Tax Rulings, and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings.

5.12 Director Resignations. The Parent shall obtain from any director (other than Alex Zwyer) and any officer of the Parent and any Subsidiary, an executed letter effectuating his or her resignation as a director of the Parent and any Subsidiary effective as of the Effective Time.

5.13 Israeli Securities Authority Approval.

5.13.0 Prior to the execution of this Agreement, the counsels for the parties have jointly prepared and the Parent has filed an application with the ISA for a No-Action Letter (the “ISA Exemption Application” and an “ISA Exemption”, respectively). The Parent shall use reasonable best efforts to obtain the ISA Exemption. If an ISA Exemption has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall prepare and use reasonable best efforts to receive a permit from the ISA and the TASE to be exempt from publishing a prospectus as to the Merger Consideration, (the “Israel Prospectus” and the “Israel Prospectus Permit”).

5.13.1 The Company and Parent shall cooperate in connection with (i) the preparation and filing of all documents pertaining to the Israel Prospectus Permit, and (ii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA Exemption, ISA Options Exemption (as defined below) or to receive the Israel Prospectus Permit, as applicable, or otherwise needed for the offering of the Merger Consideration to comply with the Israeli Securities Law. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to the request for the ISA Exemption and ISA Options Exemption, or the Israel Prospectus Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the ISA Exemption Application, ISA Options Exemption Application (as defined below), the ISA Exemption, the ISA Options Exemption, or the Israel Prospectus Permit, as applicable. Notwithstanding the foregoing, the final version of the ISA Exemption Application, ISA Options Exemption Application, the ISA Exemption, the ISA Options Exemption or the Israel Prospectus Permit, as applicable, including any documents and exhibits enclosed thereto need to be approved by both Parent and the Company, provided that such approval shall not be unreasonably withheld.

5.13.2 In the event that the No-Action Letter has not been obtained by the earlier of (i) the date of the satisfaction (or waiver) of the latest to occur of the conditions set forth in Article VI (other than conditions related to the ISA Exemption Application or the ISA Exemption) and (ii) forty-five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the Company Equity Awards under Section 2.3 hereof (the “ISA Options Exemption Application” and an “ISA Options Exemption”, respectively).

5.14 Sale of Legacy Assets.

5.14.0 Not later than 90 days after the Closing, Parent shall (i) authorize and instruct Alex Zwyer, in his capacity as a member of the Parent Board, or a member of the Parent Board identified by Alex Zwyer (in either case, the “Designated Director”), to make all necessary preparations for Legacy Sale, and (ii) appoint a Parent Board sub-committee consisting of at least three (3) members of the Parent Board, which such sub-committee shall include the Designated Director (the “Legacy Sub-Committee”), to oversee, market, manage, direct, negotiate, and take all other actions reasonably necessary to conduct the Legacy Sale. Subject to Section 5.14.2, the Legacy Sub-Committee shall use best commercial efforts to consummate the Legacy Sale within 12 months following the Closing.

5.14.1 The proceeds of any Legacy Sale, net of (i) all costs and expenses incurred or to be incurred by the Parent or any of its Subsidiaries in connection with such sale, (ii) all reasonable, documented costs of the Parent or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the Legacy Sale, and (iii) the settlement of any Legacy Liabilities, shall be distributed to the shareholders of Parent as of immediately prior to the Effective Time and the Warrant Holders as of immediately prior to the Effective Time, pro-rata in accordance with their CVRs, in accordance with the terms and conditions of the CVR Agreement.

5.14.2 The Legacy Sub-Committee by majority vote may, upon its unanimous finding that the out-of-pocket expenditures by Parent related to maintaining the Intellectual Property rights associated with the Legacy Assets, beginning with the Effective Date, has exceeded $100,000, abandon attempts to consummate the Legacy Sale and instead dispose of the Legacy Assets in a manner that it deems appropriate and expedient.

5.15 Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transaction contemplated herein, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

5.16 Parent Board Designee.

5.16.1 Following the Closing Date, Parent agrees that it will appoint to its board of directors one individual nominated in writing by Alex Zwyer (the “Nominating Party”) and acceptable to Parent (such individual and as such individual may be replaced as provided herein, the “Zwyer Designee”). During the period (the “Zwyer Designee Period”) from the Closing Date until the date that is one year after the Closing Date, Parent shall nominate for election and continue to recommend to its stockholders that the Zwyer Designee be elected to serve as a director on Parent’s board of directors. During the Zwyer Designee Period, Parent further agrees that it will not take action to remove, or recommend the removal of, the Zwyer Designee without cause therefor; provided, however, that the Nominating Party’s right to nominate the Zwyer Designee, and Parent’s obligation to appoint the Zwyer Designee to the Parent’s board of directors, shall terminate upon the expiration of the Zwyer Designee Period.

5.16.2 As a condition to the Zwyer Designee’s appointment to Parent’s board of directors, the Zwyer Designee shall tender an irrevocable resignation that will be effective upon (1) the expiration of the Zwyer Designee Period and (2) the acceptance of such resignation by Parent’s board of directors. Parent’s board of directors will decide within 45 days of the expiration of the Zwyer Designee Period, through a process managed by the nominating and governance committee of Parent’s board of directors, whether to accept the resignation.

5.16.3 During the Zwyer Designee Period, upon any removal or resignation of the Zwyer Designee, Parent shall, within five (5) days of the receipt of written notice from the Nominating Party of the identification of a replacement nominee, appoint to fill the vacancy so created with such replacement nominee subject to the paragraph below. During the Zwyer Designee Period, the Zwyer Designee, once a director of Parent, shall be entitled to all of the rights enjoyed by other non-employee directors of Parent, including receipt of information, reimbursement of expenses and coverage under applicable director and officer insurance policies. Further, the Nominating Party agrees that it will not propose any individual as the Zwyer Designee to be a member of Parent’s board of directors whose background does not comply with or would disqualify Parent from complying with (i) applicable securities laws, (ii) contractual obligations to and rules of any market or exchange on which the Parent Common Stock is listed or quoted for trading on the date in question (including, without limitation, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the OTC Bulletin Board or OTCQB Marketplace operated by OTC Markets Group, Inc. (or any successors to any of the foregoing)), and (iii) the criteria for directors set forth in the then current charter of the Parent’s nominating committee, and will not disqualify Parent from being able to conduct any public offering or private placement pursuant to either Rule 506 (b) or (c) and any “bad boy” provisions of any state securities laws. To the extent that any Zwyer Designee who becomes a director and does not satisfy the conditions of the preceding sentence, that person will immediately resign, and the Nominating Party will have the right to propose a replacement person to fill such vacancy otherwise in accordance with the terms of this Section 5.16.3.

5.17 No Solicitation by Parent. 5.17.0 From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except as expressly provided by Section 5.17.2 or Section 5.17.4, (i) Parent shall cease, and shall cause its officers and directors and shall direct the other Parent Representatives (as defined below) to cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated hereby); (ii) Parent shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Parent Representatives”) to, directly or indirectly through another person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the Company or any of its Affiliates or any Company representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (C) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (D) otherwise resolve to do any of the foregoing; (iii) Parent shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of Parent’s confidential information; and (iv) within two (2) Business Days after the date hereof, Parent shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Parent Acquisition Proposal with Parent or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.17 or any other provision of this Agreement shall prohibit Parent or the Parent Board (or any committee thereof) from taking and disclosing to Parent’s stockholders the fact that a Parent Acquisition Proposal has been made, its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any statement contemplated by Item 1012(a) of Regulation M-A or any “stop, look and listen” statement. Any disclosure made in accordance with the foregoing sentence that specifically constitutes a Parent Adverse Recommendation Change (as defined below) shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement.

5.17.1 Notwithstanding the foregoing, at any time prior to obtaining the Parent Requisite Vote, if Parent receives a written Parent Acquisition Proposal from a third party and the receipt of such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.17.1, then Parent may (i) contact the person who has made such Parent Acquisition Proposal in order to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement (and nothing in this Agreement shall restrict Parent from entering into such an agreement) and (iii) negotiate and participate in discussions and negotiations with such person concerning a Parent Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Parent Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within twenty-four (24) hours) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to the Company copies of all written diligence materials regarding Parent and its subsidiaries provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request.

5.17.2 Except as permitted by Section 5.17.4 or Section 5.17.5, neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.17.2) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the Parent Recommendation within ten (10) Business Days of being requested by the Company to do so (provided that (A) the Company may make such request on no more than two (2) occasions in response to the same facts, events, circumstance or set of circumstances arising in connection with a Parent Acquisition Proposal, (B) the Company may not make any such request at any time following Parent’s delivery of a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5 and (C) if the Company has made any such request and prior to the expiration of ten (10) Business Days Parent delivers a notice pursuant to clause (B) of Section 5.17.4 or clause (ii) of Section 5.17.5, the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Parent Board shall have determined not to effect a Parent Adverse Recommendation Change pursuant to Section 5.17.4 or Section 5.17.5, as applicable) (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”).

5.17.3 If, at any time prior to the receipt of Parent Requisite Vote, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the Parent Board may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 8.1 in order to enter into a definitive agreement providing for a Parent Superior Proposal, provided that such Parent Superior Proposal is conditioned on this Agreement being terminated, which condition remains after Parent has used its reasonable best efforts to remove such condition, if (A) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Parent’s directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement; (C) if applicable, Parent has provided the Company a copy of the proposed definitive agreements between Parent and the person making such Parent Superior Proposal; (D) for a period of five (5) days following the notice delivered pursuant to clause (B) of this Section 5.17.4, Parent shall have discussed and negotiated in good faith and made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the Parent Board determines in good faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new three (3) day negotiation period); and (E) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement (and all financial, legal, and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law.

5.17.4 Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.17.4 and shall not be subject to this Section 5.17.5), prior to obtaining the Parent Requisite Vote the Parent Board may take any action prohibited by clause (i) of Section 5.17.3, but only in response to a Parent Intervening Event and only if (i) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify the Parent Intervening Event in reasonable detail); (iii) for a period of five (5) days following the notice delivered pursuant to clause (ii) of this Section 5.17.5, Parent shall have discussed and negotiated in good faith, and shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new three (3) day negotiation period); and (iv) no earlier than the end of the negotiation period, the Parent Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

5.18 Budget. The expected monthly expenditures of the Parent from the Signing Date until the Closing shall be as set forth on Schedule 5.18, and Parent shall not without the written consent of the Company, which shall not to be unreasonably withheld, conditioned or delayed, exceed such expenditures in total in any such month.

Article VI
CONDITIONS TO CONSUMATION OF THE MERGER

6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived in writing by all Parties:

6.1.0 this Agreement and the Merger shall have been approved and adopted by the Company Requisite Vote, Parent Requisite Vote and Merger Sub Approval;

6.1.1 no statute, rule, regulation, executive order, decree, ruling, Applicable Law, Order or injunction shall have been enacted, entered, promulgated, or enforced and remain in effect by any United States federal or state, Israeli or foreign court or United States or Israeli or foreign Governmental Entity that prohibits, restrains, enjoins, or materially restricts the consummation of the Merger;

6.1.2 all Consents of, or declarations or filings with, and all expirations or early terminations of waiting periods required from, any Governmental Entity under Applicable Laws, that are listed on Schedule 6.1.2 of this Agreement shall have been filed, have occurred or been obtained (all such Consents and the lapse of all such waiting periods set forth on Schedule 6.1.2 of this Agreement being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect;

6.1.3 the Form F-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or proceedings by the SEC seeking a stop order;

6.1.4 The Merger of the Company and the Merger Sub shall be declared effective and that the issuance by either (i) a court in Israel of an approval of the Merger under Section 350 of the Israel Companies Law [1999], or (ii) the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL,

6.1.5 the boards of directors of each Parent and Company shall have received a fairness opinion relating to the Merger in form reasonably satisfactory to such respective boards;

6.1.6 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 of this Agreement;

6.1.7 the Parties shall have made all the Required Filings;

6.1.8 Parent shall have taken all necessary actions to effectuate a reverse stock split of the Parent share capital, in order to satisfy the applicable Nasdaq initial listing requirements for the combined company following the Merger and Nasdaq shall have approved such listing of Parent share capital post such stock split;

6.1.9 Parent shall have obtained the (i) ISA Exemption, or, (ii) to the extent that such no ISA Exemption has been obtained, an Israel Prospectus Permit shall have been obtained and the Israel Prospectus shall have been filed and the ISA Options Exemption shall have been obtained;

6.1.10 except as agreed upon by the Parties, all terms and conditions of the CVR Agreement shall remain in full force and effect;

6.1.11 the 103K Tax Ruling shall have been approved by the ITA;

6.1.12 except as agreed upon by the Parties, all terms and conditions of the Exchange Agreement shall remain in full force and effect;

6.1.13 the Parties shall have obtained the Required Consents and any additional consents and approvals from third parties set forth on Schedule 6.1.6 and/or described in Section 5.6.3 of this Agreement; and

6.1.14 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4 and/or described in Section 5.6.3(e) of this Agreement.

6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

6.2.0 (i) each of the representations and warranties of Parent set forth in Sections 4.1.0, 4.3 and 4.6.1 above shall be true and correct in all respects, at and as of the Closing Date; and (ii) the other representations and warranties of Parent and Merger Sub contained in Article IV of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent;

6.2.1 each of the covenants and obligations of Parent and Merger Sub to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time;

6.2.2 Parent shall not have suffered a Material Adverse Effect after the date hereof;

6.2.3 Parent shall have paid off, redeemed or satisfied all of its Vendor Indebtedness, provided that failure to so pay off, redeem or satisfy such Vendor Indebtedness shall not give rise to a claim of damages by Company against Parent;

6.2.4 Parent shall have terminated the employment and engagement of all of its employees and consultants and paid or otherwise satisfied all back pay, severance or termination pay, vacation pay and all other liabilities in respect of all such employment and engagement;

6.2.5 the NASDAQ shall have rescinded its notice to the Company dated October 28, 2024, as to the Company’s failure to satisfy NASDAQ criteria for listing and trade thereon;

6.2.6 Parent shall have submitted the NASDAQ Notification in accordance with NASDAQ Rules and NASDAQ shall not have objected to such NASDAQ Notification on or prior to the Closing Date as well as the notifications to any Swiss regulator as are required for the consummation of the Merger and issuance of the Merger Consideration, as such notifications are listed on Schedule 6.2.4;

6.2.7 At the Effective Time, Parent shall have at least USD $600,000 in gross funds (including cash in any of its bank accounts) plus any proceeds received by Parent in connection with the sale of Parent Common Stock to investors introduced to Parent by the Company or its representatives (“Investors”).

6.2.8 The (i) directors of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Alex Zwyer), (ii) officers of the Parent immediately prior to the Effective Time shall have resigned from their positions (other than Eric Konofal who shall remain in part-time positions with the Parent), (iii) the officers of the Company immediately prior to the Effective Time shall be appointed as officers of the Parent, and (iv) the Parent Board shall call to convene an extraordinary shareholders’ meeting of Parent for the election of the board of directors as designated by the Company immediately prior to the Effective Time to be elected as the board of directors of Parent;

6.2.9 Parent shall have delivered to the Company a certificate, duly executed by an executive officer of Parent, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.2.0, 6.2.1, 6.2.2 and 6.2.7 above; and

6.2.10 The Parent Common Stock shall remain listed on the Nasdaq Capital Market and shall not be subject to a delisting notice from Nasdaq. The notification form for the listing of the Parent Common Stock to be issued in connection with the Merger shall have been accepted and approved (subject to official notice of issuance), and the Nasdaq Listing application for initial listing of Parent following the Merger and of the Parent Common Stock being issued pursuant to this Agreement shall have been approved.

6.3 Conditions to the Obligations of the Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

6.3.0 (i) each of the representations and warranties of the Company set forth in Sections 3.1.0, 3.3, and Section 3.6.1 shall be true and correct in all respects at and as of the Closing Date, and (ii) the other representations and warranties of the Company contained in Article III of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company;

6.3.1 each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement, including, without limitation, the covenants set forth in Section 5.4, shall have been duly performed in all material respects at or before the Effective Time;

6.3.2 the Company shall not have suffered a Material Adverse Effect after the date hereof;

6.3.3 the D&O Run Off Policy shall be in effect;

6.3.4 a favorable tax ruling from the Federal Tax Authority shall have been obtained confirming that the stamp duty tax is triggered by this Agreement;

6.3.5 at the Effective Time, Company shall have in gross funds (including cash in any of its bank accounts) an amount equal to at least (i) USD $3,500,000 minus (ii) any proceeds received by Parent following the Signing Date in connection with the sale of Parent Capital Stock to Investors;

6.3.6 the Company shall have received Tax Rulings in form and substance reasonably acceptable to Parent;

6.3.7 the Company shall have provided evidence reasonably satisfactory to Parent that the Company and Shares shall be delisted from the TASE effective as of the Effective Time;

6.3.8 the Company shall have provided evidence reasonably satisfactory to Parent that the Company has taken all actions necessary and desirable to provide for the assumption by Parent of the Awards and the Company Plans; and

6.3.9 the Company shall have delivered to Parent a certificate, duly executed by an executive officer of the Company, dated as of the Closing Date, attesting the satisfaction of the conditions set forth in Section 6.3.0, 6.3.1, 6.3.2, and 6.3.5 above.

Article VII
TERMINATION

7.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

7.1.0 By mutual written consent of Parent and the Company;

7.1.1 By either Parent or the Company, upon delivery of written notice to the other, if the Closing shall not have occurred on or before January 31, 2025 (the “Termination Date”); provided, however, that neither Parent nor the Company will be entitled to terminate this Agreement under this Section 7.1.1 if such Person’s material breach of or material failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

7.1.2 By either Parent or the Company, upon written notice to the other, if a Governmental Entity having competent jurisdiction shall have issued or entered any Order or taken any action, or enacted any Applicable Law, which, in any such case permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable or such Applicable Law is in effect; provided, however that, the Party seeking to terminate this Agreement pursuant to this Section 7.1.2 shall have used reasonable best efforts to remove such Order or Applicable Law or reverse such action;

7.1.3 By Parent, (i) if the Company shall have breached, or failed to comply with, any of its covenants or obligations under this Agreement, or any representation or warranty made by the Company set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.3.0 or 6.3.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after the date of delivery by Parent to the Company of notice of such breach, and (y) the Termination Date (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1.3 if Parent is then in material breach of this Agreement);

7.1.4 By the Company, (i) if Parent or Merger Sub shall have breached, or failed to comply with any of its covenants or obligations under this Agreement or any representation or warranty made by Parent or Merger Sub set forth in this Agreement shall have been incorrect in any respect when made or shall have since ceased to be true and correct in any respect, such that the conditions set forth in Section 6.2.0 or 6.2.1 above would not be satisfied, and (ii) such breach shall not have been cured (or is not capable of being cured) before the earlier of (x) the date which is ten (10) days after delivery by the Company to Parent of notice of such breach, and (y) the Termination Date (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1.4 if the Company is then in material breach of this Agreement);

7.1.5 By Parent, if (i) the Company Board or any committee thereof shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement; (ii) within 10 days after Parent’s request, the Company Board or any committee thereof shall fail to reaffirm such approval or recommendation; or (iii) the Company Board or any committee thereof shall resolve to take any of the actions specified in this Section 7.1.5;

7.1.6 By either Parent or the Company, if the Company Requisite Vote shall fail to have been obtained at the Company Shareholder Meeting, including any adjournments thereof;

7.1.7 By either Parent or the Company, if the Parent Requisite Vote shall fail to have been obtained at the Parent Shareholder Meeting, including any adjournments thereof; or

7.1.8 By Parent, prior to obtaining the Parent Requisite Vote to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with Section 5.17.4.

7.2 Effect of Termination.

7.2.0 In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the Parties (or any stockholder, director, officer, employee, agent, consultant or representative of such Parties), except (i) as set forth in Section 5.7.2, in this Section 7.2, and in Article VIII; and (ii) nothing herein shall relieve any Party from liability for any (i) fraud or (ii) willful and material breach hereof occurring prior to such termination.

7.2.1 Parent shall pay the Company by way of compensation the Termination Fee, the Company Operating Expenses, and the Transaction Expenses immediately after termination if Parent shall have terminated this Agreement pursuant to Section 7.1.8. All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account or accounts as the Company may designate in writing to Parent. If Parent fails to promptly make any payment required under this Section 7.2.1 and the Company commences a suit to collect such payment, Parent shall also pay the Company for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 7.2.1. The payment by Parent of the Termination Fee, the Company Operating Expenses, and the Transaction Expenses to the Company pursuant to this Section 7.2.1, including, if applicable, any fees and expenses incurred as a result of Parent’s failure to timely pay, if paid, shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement pursuant to Section 7.1.8. Further upon any such termination, Parent shall return (i) to each of the Investors the amounts invested in the Parent by each of such Investors, against return of Parent Common Stock issued to such Investors in such investment, and (ii) to each of the holders of warrants of the Parent that included payment of Black & Scholes value of such warrant under certain circumstances, the value of such Black & Scholes payment, against return by the holders of such warrants of Parent Common Stock issued to such warrant holders in consideration for the waiver of Black & Scholes payments in such warrants. Each of the Investors and the holders of such warrants are deemed third-party beneficiaries of this Section 7.2.1 only.

7.2.2 The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, that without these agreements the Parties would not enter into this Agreement and the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that, together with the reimbursement of the Company Operating Expenses and the Transaction Expenses, will compensate the Company in the event this Agreement is terminated pursuant to Section 7.1.8 for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Company be entitled to payment of the Termination Fee, the Company Operating Expenses, or the Transaction Expenses on more than one occasion.

7.2.3 As a condition for the payment of the Company Operating Expenses and the Transaction Expenses, the Company agrees to deliver to Parent written statements from the Company’s outside legal counsel and any financial advisor, accountant or other Person who provided services to the Company (other than Employees who provided such services only in their capacities as such), or who is otherwise entitled to any compensation from the Company, in connection with services provided with respect to this Agreement or any of the transactions set forth herein, setting forth the total amount of fees, with a reasonable breakdown, with respect to services rendered through the Termination Date.

7.3 Fees and Expenses. All legal, accounting, investment banking, advisory, printing, filing and other fees, costs and expenses incurred in connection with the Merger, this Agreement and the other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements shall be borne and paid for by the Party incurring such fees, costs, and expenses.

Article VIII
MISCELLANEOUS

8.1 Non-Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties that by its term requires performance after the Effective Time, provided that nothing herein shall limit or terminated the liability of any Party hereto for any willful breach hereof.

8.2 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the shareholders of the Company or the Parent but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the Parties hereto.

8.3 Extension; Waiver. At any time prior to the Effective Time, each Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such Party. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

8.4 Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule and the Transaction Agreements) constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the Parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement, and shall continue in full force and effect until the earlier to occur of the Effective Time or the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Merger Sub may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder if such assignee does not perform such obligations.

8.5 Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid, illegal, or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.6 Notices. All notices, requests, claims, demands, consents, approvals and other communications under this Agreement shall be in writing and shall be deemed given or made (a) as of the date delivered, if delivered personally, (b) as of the date transmitted, if sent by email (provided that telephonic confirmation of receipt of such notice by the addressee thereof), or (c) one (1) Business Day after being sent by a nationally recognized overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub:

NLS Pharmaceutics Ltd

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alexander Zwyer

Email: acz@nls-pharma.com

with a copy (which shall not count as notice) to:

Sullivan & Worcester LLP

1251 Avenue of the Americas, 19th Floor

New York, NY 10020

Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour

Email: ohareven@sullivanlaw, rbenbassat@sullivanlaw.com, barmour@sullivanlaw.com and if to the Company:

Kadimastem Ltd.

Pinchas Sapir St

Rehovot Israel

Email: Ronen Twito <ronentw@kadimastem.com>

with a copy (which shall not count as notice) to:

Ilan Gerzi, Adv.

Pearl Cohen

7 Times Square

New York, NY 10036

igerzi@pearlcohen.com

8.7 Governing Law and Venue; Waiver of Jury Trial.

8.7.0 Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of this Agreement, this Agreement shall be governed by, and construed in accordance with, the Applicable Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of Delaware. Resolution of any dispute arising hereunder shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The Parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

8.7.1 EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.1.

8.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns and, nothing in this Agreement is intended to or shall confer upon any other Person any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

8.10 Certain Definitions. For the purposes of this Agreement the term:

8.10.0 “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards;

8.10.1 “103K Trustee” means AltShares Trusts Ltd. who shall serve as trustee in accordance with the 103K Tax Ruling, if a trustee is required thereunder;

8.10.2 “Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, (including all directors and officers of such Person) controlled by, or under direct or indirect common control with, such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

8.10.3 “Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state, or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree, or other requirement of any Governmental Entity applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants, or agents;

8.10.4 “Award” means a Section 102 Award, a Section 3(i) Option, or an Equity Award of any other kind;

8.10.5 “Business” means the business conducted by Parent or any Subsidiary thereof prior to the Effective Time other than the Legacy Business;

8.10.6 “Business Day” means, save as otherwise defined for purposes of Section 5.4.0 above, any day other than a Friday, Saturday, a Sunday or other day on which the NASDAQ or banks in the City of New York or Israel are closed;

8.10.7 “Capital Stock” means (a) any capital stock, common stock, preferred shares or preferred stock, partnership or membership interests, limited liability company interests, units of participation or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof or other similar interest (however designated); and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitled any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person, including stock appreciation, phantom stock, profit participation or other similar rights;

8.10.8 “Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by Parent; provided that Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by Parent, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Parent Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by Parent is subject to any restrictions on its availability or use;

8.10.9 “Closing Indebtedness” means, as of the Reference Time, the aggregate amount of all Indebtedness of the Company determined in accordance with U.S. GAAP or other applicable accounting principles;

8.10.10 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;

8.10.11 “Company Audited Financial Statements” means the audited balance sheet of the Company, as of December 31, 2022 and December 31, 2023 and the related audited statements of operations, cash flows and stockholders’ equity for the twelve (12)-month periods then ended;

8.10.12 “Company Closing Cash” means, as of the Reference Time, the aggregate amount of all cash and cash equivalents (including marketable securities and short-term investments) held by the Company; provided that Company Closing Cash shall not include any: (a) issued but uncleared checks and drafts, outstanding wires and other outstanding transfers, written or issued by the Company, (b) the amount of any declared and unpaid dividends, distributions or other commitments to make payments of the Transaction Expenses, (c) cash held in third party escrow accounts, and (d) cash, the use of which by the Company is subject to any restrictions on its availability or use;

8.10.13 “Company Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.14 “Company Financial Statements” means all of the financial statements of the Company and its Subsidiaries included in the Company Securities Filings, including the Company Audited Financial Statements;

8.10.15 “Company Operating Expenses” means, a monthly amount equal to the documented operating costs of the Company beginning on July 28, 2024, up to a maximum of $250,000 per month, and pro-rated for any partial month;

8.10.16 “Company’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 8.10.12 hereto and/or as otherwise incurred in the ordinary course of business;

8.10.17 “Company Property” means any real property and improvements owned, leased, used or operated by the Company or any of its Subsidiaries;

8.10.18 “Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.19 “Company Requisite Vote” means the affirmative vote of the holders of Ordinary Shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Company Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Company, the rules and regulations of TASE, and applicable Law.

8.10.20 “Competition Law” means the Israel Economic Competition Law [1988];

8.10.21 “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement entered into as of July 2, 2024 by and between Parent and the Company;

8.10.22 “Consent” means any filings, permits, licenses, permits, waivers, orders, authorizations, consents, and approvals;

8.10.23 “Contract” means any agreement, contract, instrument, note, bond, mortgage, commitment, lease, guaranty, indenture, license, or other instrument, arrangement or understanding (and all amendments, side letters, modifications, and supplements thereto) between parties or by one party in favor of another party, whether written or oral;

8.10.24 “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or strains thereof;

8.10.25 “COVID Related Deferrals” means any Tax liabilities or other amounts for or allocable to any Taxable period (or portion thereof) ending on or prior to the Closing Date, the payment of which is deferred, on or prior to the Closing Date, to a Taxable period (or portion thereof) beginning after the Closing Date pursuant to any Applicable Law related to COVID-19 or executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) related to COVID-19;

8.10.26 “CVR Agreement” means the Contingent Value Rights Agreement, in substantially the form attached hereto as Exhibit B, to be entered into between Parent and VStock Transfer, LLC (or such other nationally recognized rights agent agreed to between Parent and the Company) (the “Rights Agent”), with such revisions thereto requested by such Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of CVRs in connection with the consummation of the Legacy Sale.

8.10.27 “Employee” means any current, former, or retired employee, director, or officer of the Company or any of its Subsidiaries;

8.10.28 “Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, orders, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause, “Claims”), including, without limitation, (i) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment;

8.10.29 “Environmental Laws” means any statute, law, rule, regulation, ordinance, code, or rule of common law promulgated by any Governmental Entity in the United States, the State of Israel, or any other applicable jurisdiction, and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and the Effective Time, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials;

8.10.30 “Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Shares;

8.10.31 “Exchange Act” means the Securities Exchange Act of 1934, as amended;

8.10.32 “Exchange Ratio” means the number of shares of Parent Common Stock to be issued for each Share, as calculated in accordance with Exhibit C and taking into account the Company Closing Cash, the Closing Indebtedness, and the Closing Cash; provided, however, the Parties shall amend Exhibit C by mutual consent to reflect sales of Parent Common Stock to the Investors following the Signing Date and prior to the Closing.

8.10.33 “Executive Order” means Executive Order No. 13224 –Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, as amended from time to time;

8.10.34 “Governmental Entity” means any Israeli, United States (federal, state, or local) or foreign government, any political subdivision thereof or any court or tribunal, or administrative, governmental, or regulatory body, agency, department, instrumentality, body, commission or other governmental agency or authority;

8.10.35 “GAAP” means Generally Accepted Accounting Principles.

8.10.36 “Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law; and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity;

8.10.37 “IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

8.10.38 “Indebtedness” means at any specified time, any of the following indebtedness of any Person (whether or not contingent and including any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with GAAP; (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations; (d) any obligations of such Person to pay the deferred purchase price of property, goods or services other than those trade payables incurred in the ordinary course of business; (e) all liabilities of such Person arising from cash/book overdrafts; (f) all liabilities of such Person under conditional sale or other title retention agreements; (g) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (h) any liability or obligation of others guaranteed by, or secured by any Lien on the assets of, such Person; (i) with respect to the Company, the net amount of any obligation or liability of the Company to the Company or any Affiliate thereof (excluding all employment or consulting compensation, employee benefits or expense reimbursement payable to any Affiliate in accordance with the Company’s existing policies and procedures); (j) all COVID Related Deferrals; and (k) all unpaid Taxes (whether or not due and payable) as of the Closing Date;

8.10.39 “Intellectual Property” means: (a) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks”); (b) patents (including any continuations, continuations in part, renewals, extensions and applications for any of the foregoing) (collectively, “Patents”); (c) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively, “Copyrights”); (d) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies; and (e) with respect to all of the foregoing, related confidential data or information (collectively, “Trade Secrets”);

8.10.40 “ISA” means the Israeli Securities Authority;

8.10.41 “ISL” means Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder;

8.10.42 “ITA” means the Israeli Tax Authority;

8.10.43 “Knowledge” or “Known” means, (a) with respect to any the Company, the actual knowledge of the officers and directors thereof in office as of the date hereof, after reasonable inquiry of the personnel, books and records of the Company and its Subsidiaries; and (b) with respect to Parent, the actual knowledge of Alex Zwyer, Chief Executive Officer, Elena Thyen, Chief Financial Officer, or Eric Konofal, Chief Scientific Officer, in each case after reasonable inquiry;

8.10.44 “Labor Agreement” means any (a) collective bargaining agreement, or (b) other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings, the terms of which are set forth by Applicable Law) in each case, between the Company or any of its Subsidiaries, on the one hand, and a labor or trade union, labor organization or works council on the other hand;

8.10.45 “Latest Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2024 (the “Latest Balance Sheet Date”);

8.10.46 “Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Entity, and as amended from time to time;

8.10.47 “Legacy Assets” means, as of the Effective Time, any Intellectual Property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of Parent and its Subsidiaries related solely to any product candidate of Parent and its Subsidiaries other than Dual Orexin Agonist platform (DOXA).

8.10.48 “Legacy Liabilities” means, as of the Effective Time, the Liabilities of Parent and its Subsidiaries arising solely in respect of the Legacy Assets;

8.10.49 “Liability” or “Liabilities” means, with respect to any Person, (i) any liability, indebtedness (including Indebtedness), commitment, or obligation of such Person of any kind whatsoever, whether known or unknown, whether fixed or unfixed, whether choate or inchoate, whether asserted or unasserted, whether determined, determinable or otherwise, whether perfected or unperfected, whether secured or unsecured, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect or consequential, whether due or to become due, and whether or not required to be accrued on the financial statements of such Person; and (ii) any Requisite Regulatory Approvals;

8.10.50 “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such asset or any agreement so to encumber such asset;

8.10.51 “Lookback Date” means the date that is six (6) years prior to the date of this Agreement;

8.10.52 “Material Adverse Effect” means on or with respect to (x) the Company and its Subsidiaries (taken as a whole), or (y) Parent and its Subsidiaries (taken as a whole), as the case may be, any state of facts, change, development, effect, condition or occurrence which, individually or in the aggregate, has or would reasonably be expected to have, a materially adverse impact on:

(a) the business, assets, Liabilities, condition (financial or otherwise), financial position or results of operations of such Person and its Subsidiaries, taken as a whole, provided that “Material Adverse Effect” for purposes of this sub-Section (a) shall be deemed to exclude the impact of (a) changes in Applicable Laws (or interpretations thereof) of general applicability or interpretations thereof by Governmental Entities, (b) changes or modifications in US GAAP (in the case of Parent or its Subsidiaries) or IFRS (in the case of the Company or its Subsidiaries), (c) actions and omissions of such Person taken with the prior consent of Parent (in the case of the Company) or the Company (in the case of Parent), (d) general national or international economic, financial, political or business conditions, (e) acts of terrorism or war (whether or not declared), (f) changes to the industries in which such Person or its Subsidiaries, as the case may be, operates in general and not specifically relating to such Person or its Subsidiaries, (g) the announcement of this Agreement or the Merger, including, without limitation, any stockholder litigation related to this Agreement, (h) changes in the price or trading volume of the Shares or the Parent Common Stock, as the case may be (it being understood that any cause underlying such change may be taken into consideration when determining whether a Material Adverse Effect has occurred unless such cause is otherwise excluded), or (i) any failure by such Person to meet internal projections or forecasts or third-party revenue or earnings predictions for any period (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless such cause is otherwise excluded); and provided further that clauses (a), (b), (d) and (e) above shall be considered for purposes for determining whether there has been a Material Adverse Effect to the extent such state of facts, change, development, effect, condition or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industry or territory in which such Person operates; or

(b) the legality of such Person to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement;

8.10.53 “Merger Sub Approval” means the affirmative vote of the holders of the Merger Sub’s ordinary shares satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Merger Sub’s shareholders meeting to be held in connection with the Merger, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Merger Sub and applicable Law;

8.10.54 “NASDAQ” means the Nasdaq Capital Market and any successor stock exchange or inter-dealer quotation system operated by The Nasdaq Stock Market, LLC (or any other tier or market thereof on which the securities of Parent may at any time be listed);

8.10.55 “NASDAQ Rules” means the NASDAQ Listing Rules (5000 Series);

8.10.56 “NIS” means New Israeli Shekel, the legal currency of the State of Israel;

8.10.57 “No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Parent or applicable holders of the Parent’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Parent Equity Awards;

8.10.58 “Order” means any writ, decree, order, judgment, injunction, rule, ruling, encumbrance, voting right, or Consent of or by a Governmental Entity or arbitrator;

8.10.59 “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder;

8.10.60 “Ordinary Share(s)” means the ordinary shares of the Company, with no par value, and any other class of securities into which such securities may hereafter be reclassified or changed.

8.10.61 “Parent Acquisition Proposal” means any proposal or offer, whether or not in writing, from any person, persons or group relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition, purchase or license from Parent or its subsidiaries, in a single transaction or a series of transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Parent Board (or any committee thereof) in good faith) of assets (including capital stock of Parent’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, or similar transaction to which Parent or any of its subsidiaries is a party, of Parent and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole, or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, 20% or more of the outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, license or similar transaction to which Parent or its subsidiaries is a party pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity, or (ii) the owners of outstanding shares of Parent Common Stock and shares of Parent Common Stock, taken as a whole immediately prior to such transaction would own less than 50% of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity;

8.10.62 “Parent Common Stock” means the common stock, 0.80 Swiss Franc (CHF) par value per share, of the Parent. All references to numbers of shares of Parent Common Stock, and the par value of the Parent Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Parent Common Stock occurring after the Signing Date.

8.10.63 “Parent Equity Award” means any outstanding option, restricted share unit, restricted shares, warrant or other right to purchase Parent Common Stock;

8.10.64 “Parent Financial Statements” means all of the financial statements of the Parent and its Subsidiaries included in the Parent Securities Filings;

8.10.65 “Parent Intervening Event” means a material event or circumstance not known to the Parent Board on the date of this Agreement, which event or circumstance becomes known to the Parent Board prior to the Effective Time; provided, however, that in no event shall the following constitute a Parent Intervening Event: (a) a Parent Acquisition Proposal, (b) any material event or circumstance that was known or reasonably foreseeable to the Parent Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable) or (c) changes in the price of the shares of Parent Common Stock and/or shares of Parent Common Stock, in and of itself.;

8.10.66 “Parent’s Permitted Liens” means any (i) statutory liens for Taxes (a) that are not yet due and payable, or (b) which individually and in the aggregate are not material and are being contested in good faith; (ii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business; (iii) those Liens listed on Schedule 0 hereto;

8.10.67 “Parent Plans(s)” means the Parent’s 2021 Stock Option Plan;

8.10.68 “Parent Recommendation” means the recommendation of the Parent Board that the shareholders of the Parent approve this Agreement and the transactions contemplated herein, including the Merger;

8.10.69 “Parent Requisite Vote” means the affirmative vote of the holders of Parent Common Stock satisfying the applicable majority, supermajority or other applicable requirements, represented in person or by proxy at the Parent Shareholders Meeting, approving the Merger and the transactions contemplated herein, in accordance with the governing documents of the Parent, the rules and regulations of the SEC and CSE, and applicable Law.

8.10.70 “Parent Superior Proposal” means a Parent Acquisition Proposal (with all percentages in the definition of Parent Acquisition Proposal changed to 50%) made by any person on terms that the Parent Board (or any committee thereof) determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, and considering such factors as the Parent Board (or any committee thereof) considers to be appropriate (including conditionality, timing, likelihood of consummation of such proposal and consideration per share), that is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction that is more favorable to Parent stockholders than the Merger (including taking into account any applicable Termination Fee);

8.10.71 “Parent Transaction Expenses” means an amount equal to (i) the aggregate fees and expenses payable or reimbursable by Parent to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by Parent in connection with the transactions;

8.10.72 “Parties” means Parent, Merger Sub and the Company; and “Party” means any one of them;

8.10.73 “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other legal entity including any Governmental Entity;

8.10.74 “Proceeding” means any action, arbitration, charge, claim, complaint, demand, dispute, governmental audit, grievance, hearing, inquiry, investigation, litigations, proceeding, qui tam action, suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator, whether at law or in equity;

8.10.75 “Products and Services” means all proprietary products and services, including software products and services (including software as a service), of a company and its Subsidiaries that are currently offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of such company and its Subsidiaries or otherwise used in the operation of the business of such company and its Subsidiaries, or are currently under development by or for such company and its Subsidiaries;

8.10.76 “R&D Law” means the Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984 and the rules and regulations promulgated thereunder;

8.10.77 “Reference Time” means the close of business of Parent on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Parent hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time);

8.10.78 “Related Party” means as to any Person, any Affiliate or Subsidiary of such Person, any director, officer, member, or employee of such Person or any Affiliate or Subsidiary of such Person, any immediate family member of a director or officer or member of such Person or any Affiliate or Subsidiary of such Person, or any holder of one percent (1%) or more of the Capital Stock of such Person;

8.10.79 “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, or seeping into or upon any land or water or air, or otherwise entering into the environment;

8.10.80 “Restricted Person List” means the (i) Office of Foreign Assets Control of the United States Department of Treasury list of “Specially Designated Nationals and Blocked Persons”; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) the State Department’s Nonproliferation Sanctions Lists;

8.10.81 “Section 102” means Section 102 of the Ordinance;

8.10.82 “Section 102 Award” means any Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Ordinance, Section 102 Non Trustee Awards, Section 102 Non Trustee Shares and Section 102 Shares;

8.10.83 “Section 102 Non Trustee Awards” means any Equity Awards that are subject to tax pursuant to Section 102(c)(2) of the Ordinance;

8.10.84 “Section 102 Non Trustee Shares” means any Shares that were issued upon exercise of Section 102 Non Trustee Awards and at the Effective Time are held by the 102 Trustee;

8.10.85 “Section 102 Shares” means any Ordinary Shares that were issued under Section 102 or upon exercise or settlement of Section 102 Awards and at the Effective Time are held by the 102 Trustee;

8.10.86 “Section 3(i) Option” means Equity Awards granted and subject to tax pursuant to Section 3(i) of the Ordinance;

8.10.87 “Securities Act” means the Securities Act of 1933, as amended;

8.10.88 “Subsidiary” or “Subsidiaries” of the Company, Parent, the Surviving Corporation or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, more than 50% of the equity securities or more than 50% of the rights to profits or assets on liquidation, (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the board of directors or other governing body of such corporation or other legal entity;

8.10.89 “Tax” or “Taxes” means (a) all national, federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, purchase, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, healthcare fees, national insurance, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, whether disputed or not, levied under the authority of any Governmental Entity, whether the State of Israel, Switzerland, the United States or any other country or their political subdivisions, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (b) any liability for payment of amounts described in clause (a) above, whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; and (c) any liability for the payment of amounts described in clause (a) or (b) above as a result of any tax sharing, tax indemnity or tax allocation agreement or as a result of any other express or implied agreement to indemnify any other Person for such amounts;

8.10.90 “Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with any Governmental Entity with respect to Taxes;

8.10.91 “Third Party” or “third party” means any Person or group other than Parent, Merger Sub, or any Affiliate thereof;

8.10.92 “Trading Market” means any of the following markets or exchanges on which Parent Common Stock and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the TASE (or any successors to any of the foregoing).

8.10.93 “Transaction Agreements” means this Agreement, and all other agreements, instruments, and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by this Agreement;

8.10.94 “Transaction Expenses” means an amount equal to (i) the aggregate documented fees and expenses payable or reimbursable by the Company to third parties in connection with negotiation, entering into and consummation of this Agreement and the transactions set forth herein, including the documented fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by the Company in connection with the transactions;

8.10.95 “Termination Fee” means an amount equal to $10,000,000;

8.10.96 “U.S. GAAP” means accounting principles generally accepted in the United States consistently applied in accordance with past practices;

8.10.97 “Valid Tax Certificate” means, subject to any other provision in the Tax Rulings, a valid certificate, ruling or any other written instructions, that is in force on the payment date, relating to Tax withholding, issued by the ITA in form and substance satisfactory to the Israeli-Sub Agent (the application for which Parent will be allowed to review upon request) that is applicable to the payments to be made pursuant to this Agreement stating that no withholding or that a reduced withholding rate of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, but subject to any other provision in the Tax Rulings, (i) a general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977 shall not constitute a Valid Tax Certificate; and (ii) a valid tax certificate issued pursuant to the Israeli Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in a Sale of a Security, a Mutual Fund Unit, or Future Transactions), 5763-2002, as well as the Tax Rulings, as and if obtained, shall each constitute a Valid Tax Certificate; and

8.10.98 “Vendor Indebtedness” means at any specified time all the trade and vendor payables, and Parent’s debts to its officers, directors and shareholders.

8.11 Specific Performance. Each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement, including in the event that this Agreement is terminated due to failure to satisfy a condition or otherwise. Without limiting the generality of the foregoing, the Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without the necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at Applicable Law. A Party’s right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such Party.

8.12 Interpretation. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not in any way affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The terms, “herein,” “hereof,” and “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word, “or” shall be inclusive and not exclusive. The information contained in this Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and any other Schedules or the Exhibits hereto are disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Time is of the essence for each and every provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any Consent to be provided by a Party pursuant to this Agreement shall be deemed effective for all purposes of this Agreement if such Consent is provided via email.

8.13 Disclosure Schedules.

8.13.0 Parent has set forth certain information in the Parent Disclosure Schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of the Parent Disclosure Schedule need not be set forth in any other section of the Parent Disclosure Schedule so long as its relevance to such other section of the Parent Disclosure Schedule or Section of this Agreement is reasonably apparent on the face of the text of such disclosure in such Parent Disclosure Schedule or such matter is specifically cross-referenced. Without limiting the generality of the foregoing, the provision of monetary or other quantitative thresholds for disclosure on the Parent Disclosure Schedule does not and shall not be deemed to be an admission or materiality or create or imply a standard of materiality hereunder.

8.13.1 The Company Disclosure Schedule and the Parent Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, and covenants of the holders of the Shares and the Company, on the one hand, and Parent, on the other hand, respectively, contained in this Agreement. Matters reflected in the Company Disclosure Schedule or Parent Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

8.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties to this Agreement and delivered to the other Parties hereto. Any such counterpart delivered as a .pdf, .tif, .gif, .jpeg or similar attachment by electronic mail or by electronic signature delivered by electronic transmission (any such delivery, “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto shall raise the use of Electronic Delivery to deliver a counterpart or signature, or the fact that any counterpart or signature was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract, and each Party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PARENT
NLS PHARMACEUTICS LTD.

By	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer

By	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board

MERGER SUB
NLS PHARMACEUTICS (Israel) LTD.

By	/s/ Kobi Maimon
	Name:	Kobi Maimon (Jacob)
	Title:	Director

COMPANY
Kadimastem Ltd.

By	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Executive Chairman

By	/s/ Uri Ben Or
	Name:	Uri Ben Or
	Title:	Chief Financial Officer

[Signature page to Agreement Of Merger And Plan Of Reorganization]

Exhibit 99.2

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

NLS PHARMACEUTICS LTD.,

and

VSTOCK TRANSFER, LLC,

as the Rights Agent

Dated as of ___________ ____, 2024

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated ___________ ____, 2024, is by and between, NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“NLS”), and VStock Transfer, LLC, a California limited liability company, as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Kadimastem Ltd., an Israeli publicly traded company limited by shares (“KDST”), NLS and NLS Pharmaceutics (Israel) Ltd., an Israeli company and a direct, wholly owned subsidiary of NLS (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of November 4, 2024 (the “Merger Agreement” capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement), pursuant to which Merger Sub will merge with and into KDST (the “Merger”), with KDST surviving as a wholly owned subsidiary of NLS (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger Agreement, prior to the consummation of the Merger, NLS shall create and issue contractual contingent value rights (each such contingent value right, a “CVR”) relating to the CVR Program (as defined herein) to the record holders of the outstanding shares of NLS Common Stock as of immediately prior to the Effective Time (the “Common Holders”), and to the holders of the outstanding warrants and pre-funded warrants (collectively, the “Warrants”) of NLS, as of immediately prior to the Effective Time (the “Warrant Holders” and together with the Common Holders, the “Holders”), to the same extent that if a Warrant Holder had held the number of shares of NLS Common Stock acquirable upon complete exercise of a Warrant; and

WHEREAS, in accordance with the Merger Agreement, one CVR shall be issued for each share of NLS Common Stock held by a Holder as of immediately prior to the Effective Time.

NOW, THEREFORE, the parties to this Agreement, for and in consideration of the premises and the consummation of the transactions referred to above, intending to be legally bound, hereby mutually covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

SECTION 1 DEFINITIONS

1.1 Definitions. The following terms shall have the meanings ascribed to them below:

“Acting Holders” means CVR Holders holding not less than 25% of the outstanding CVRs.

“Aggregate Cumulative Net Proceeds” means the net cash amounts actually received by NLS pursuant to the CVR Transaction(s) after deducting (i) all costs and expenses incurred or to be incurred by NLS or any of its Subsidiaries in connection with such CVR Transaction(s), (ii) all reasonable, documented costs of NLS or its Subsidiaries in maintaining the Legacy Assets during the period between the Closing and the consummation of the CVR Transaction(s) in accordance with Section 5.14 of the Merger Agreement, and (iii) the settlement of any Legacy Liabilities.

“Board of Directors” means the board of directors of NLS.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of NLS, duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York are authorized or obligated by law or executive order to remain closed.

“Consenting Holders” means CVR Holders holding not less than 50% of the outstanding CVRs.

“CVR” means the rights of CVR Holders to receive CVR Payment Amounts pursuant to the Merger Agreement and this Agreement.

“CVR Holder” means a Person in whose name a CVR is registered in the CVR Register, who shall initially be the Holders.

“CVR Payment” means a payment in cash of any CVR Payment Amount hereunder.

“CVR Payment Amount” means the Aggregate Cumulative Net Proceeds to be paid to the CVR Holders in respect of a CVR Transaction.

“CVR Program” means the efforts of NLS and its Subsidiaries to maintain and sell the Legacy Assets in accordance with the terms and conditions of the Merger Agreement.

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“CVR Transaction” means any transaction between NLS and one or more third parties for the sale or disposition of all or any part of the Legacy Assets.

“Event of Default” means (i) a default by NLS or any of its Subsidiaries in the payment of any CVR Payment after a period of ten (10) Business Days after such CVR Payment shall become due and payable; (ii) a material default in the performance, or breach in any material respect, of any covenant or warranty of NLS or any of its Subsidiaries hereunder, and continued default or breach for a period of 30 days after written notice; or (iii) a court has entered a decree or order for relief in respect of NLS or any of its Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar Law, and such decree or order shall remain unstayed and in effect for a period of 30 consecutive days, or (iv) NLS or any of its Subsidiaries has commenced a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect.

“Financial Expert” means an independent certified public accounting firm of nationally recognized standing designated selected jointly by the Acting Holders and NLS.

“NLS Common Stock” means the common stock, 0.80 Swiss Franc (CHF) par value per share, of NLS. All references to numbers of shares of NLS Common Stock, and the par value of NLS Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the NLS Common Stock occurring after the Signing Date.

“Permitted Transfer” means, with respect to any CVR Holder, a transfer of one or more of such CVR Holder’s CVRs to (i) such CVR Holder’s immediate family member (souse, child or parent), (ii) one or more trusts established in whole or in part for the benefit of such CVR Holder, (iii) one or more entities that are controlled by such CVR Holder where control means ownership of at least 50% of the equity interests there and the right to appoint or elect a majority of the board of directors of such entity, or (iv) a corporation owning, owned by or under common ownership with such CVR Holder.

SECTION 2 CONTINGENT VALUE RIGHTS

2.1 Issuance of CVRs.

(a) CVRs shall be issued and distributed by NLS in the form of a dividend, in connection with the Merger, to each Holder that, as of immediately prior to the Effective Time, is a record holder of shares of NLS Common Stock, and is a Warrant Holder holding an outstanding Warrant, to the same extent that if a Warrant Holder had held the number of shares of NLS Common Stock acquirable upon complete exercise of a Warrant. Notwithstanding anything to the contrary, this Agreement shall only become effective as of, and contingent upon, the Closing and shall be void ab initio and of no effect upon the valid termination of the Merger Agreement.

(b) One CVR will be issued with respect to each share of NLS Common Stock issued and outstanding as of immediately prior to the Effective Time.

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2.2 Authority. NLS has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of NLS and no other corporate proceedings on the part of NLS are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by NLS and, assuming the due authorization, execution and delivery by the Rights Agent, constitutes a legal, valid and binding obligation of NLS, enforceable against NLS in accordance with its terms. Neither the execution and delivery of this Agreement nor the performance by NLS or any of its Subsidiaries of its or their obligations hereunder or the consummation of the transactions contemplated hereby will (i) conflict with, or result in any violation of any provision of the articles of association, bylaws and other similar organizational documents of NLS, or (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to NLS or its properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to NLS. No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to NLS in connection with the execution and delivery of this Agreement by NLS or the consummation by NLS of the transactions contemplated hereby.

2.3 Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

2.4 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The Holders’ rights and obligations in respect of CVRs derive solely from this Agreement and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep an up-to-date register (the “CVR Register”) for the registration of the CVRs for the purposes of (i) identifying the holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof. The CVRs shall initially, in the case of the Holders, be registered in the names and addresses of the respective holders as set forth in the form NLS furnishes or causes to be furnished to the Rights Agent pursuant to Section 4.1.

(c) Subject to the restrictions on transferability set forth in Section 2.3, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed by the registered CVR Holder or CVR Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer, which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer as may be reasonably requested by the Rights Agent, if appropriate. Upon receipt of such written request and materials, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register will be the valid obligations of NLS, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement as those previously held by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor; provided, however, that the Rights Agent shall not impose a service charge for any registration of a Permitted Transfer.

(d) A CVR Holder (or an authorized representative thereof) may make a request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. Upon receipt of such request, the Rights Agent shall promptly record the change of address in the CVR Register. The written request must be duly executed by the CVR Holder and conform to such other reasonable requirements as the Rights Agent may from time to time establish.

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2.5 Payment Procedure.

(a) Upon the occurrence of CVR Transaction, and in any event within 30 days after the occurrence of CVR Transaction, NLS will deliver to the Rights Agent a certificate (each, a “CVR Payment Reporting Certificate”) certifying that the CVR Holders are entitled to receive a corresponding CVR Payment and setting forth, in reasonable detail, the calculation of the applicable CVR Payment Amount, together with reasonable supporting documentation for such calculation. The Rights Agent shall, within 30 days after its receipt of the CVR Payment Reporting Certificate, deliver to the CVR Holders, using the notice information as set forth in the CVR Register, a copy of the CVR Payment Reporting Certificate.

(b) If upon the determination of the Legacy Sub-Committee to abandon the planned sale of the Legacy Assets in accordance with the terms and conditions of the Merger Agreement, NLS will deliver to the Rights Agent a certificate (the “CVR Program Transaction Non-Achievement Certificate”) stating that no CVR Payment Amount is due and that the CVR Program has been terminated. The Rights Agent shall deliver the CVR Program Transaction Non-Achievement Certificate to each CVR Holder at its registered address within three (3) Business Days of the Rights Agent’s receipt of the CVR Program Transaction Non-Achievement Certificate.

(c) The Acting Holders may object to any determination or calculation set forth in a CVR Payment Reporting Certificate by delivery of a written notice thereof to NLS setting forth in reasonable detail such objection, together with reasonable supporting documentation (an “Objection Notice”), within 60 days following the Rights Agent’s receipt of the applicable CVR Payment Reporting Certificate (such 60-day period, the “Objection Period”). If the Acting Holders do not submit an Objection Notice during the Objection Period, NLS’s determination of the CVR Payment Amount in respect of the applicable CVR Payment Reporting Certificate shall be final and binding on all parties. If the Acting Holders timely deliver to NLS an Objection Notice, NLS and the Acting Holders shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the Objection Notice, and if unable to do so, NLS and the Acting Holders (on behalf of the CVR Holders) shall jointly engage the Financial Expert, whose appointment shall be final, conclusive, and binding on the parties and the CVR Holders. The Financial Expert will, under the terms of its engagement, be appointed to serve as an expert and not an arbitrator, be required to render its written decision with respect to such disputed items and amounts within thirty (30) Business Days from the date of such appointment. The Financial Expert shall deliver to the parties a written report setting forth its adjustments, if any, to the applicable CVR Payment Amount based on the Financial Expert’s determination, solely with respect to the disputed items and amounts in accordance with this Agreement, and such report shall include the calculations supporting such adjustments; provided, that for each item set forth in the Objection Notice, the Financial Expert shall assign a value for each such item no greater than the higher amount, and no less than the lower amount, calculated or set forth in the applicable CVR Payment Reporting Certificate or the Objection Notice with respect to such item, as the case may be. The Financial Expert shall have no power to amend or supplement the terms of this Agreement or the Merger Agreement or act ex aequo et bono. The Financial Expert’s report shall be final, conclusive, and binding on the parties and the CVR Holders, shall not be subject to further review by any court, and no party or CVR Holder nor any of their respective affiliates or representatives may seek recourse to any courts, other tribunals or otherwise, other than to enforce the determination of the Financial Expert. The fees and expenses of the Financial Expert shall be allocated between NLS and the CVR Holders (by deduction from the current or of future CVR Payment Amounts) in the same proportion that the disputed amount to the applicable CVR Payment Amount that was unsuccessfully disputed by (as finally determined by the Financial Expert) bears to the total disputed amount of the applicable CVR Payment Amount. The date on which a CVR Payment Amount becomes final and binding on the parties is referred to herein as a “Payment Determination Date.”

(d) NLS shall, within 30 days following (i) the date of a CVR Payment Reporting Certificate, or (ii) if an Objection Notice is issued pursuant to Section 2.4(c), following the corresponding Payment Determination Date (as applicable, a “CVR Payment Date”), pay the aggregate applicable CVR Payment Amount by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent will then distribute to each CVR Holder its pro rata share of such CVR Payment Amount based on the number of CVRs held by such CVR Holder as reflected on the CVR Register on the date of the CVR Payment Reporting Certificate or the date of final determination pursuant to this Agreement, as applicable, (A) by check mailed to the address of each such CVR Holder as reflected in the CVR Register as of the close of business on the last Business Day before such CVR Payment Date, or, (B) with respect to any CVR Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account.

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(e) If NLS issues a CVR Program Transaction Non-Achievement Certificate pursuant to Section 2.4(c) and no Objection Notice has been timely delivered to NLS in response to such CVR Program Transaction Non-Achievement Certificate within the Objection Period, then the CVR Holders will have no right to receive a CVR Payment, and NLS and the Rights Agent will have no further obligations with respect to any CVR Payment.

(f) NLS will promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and in the possession of NLS and relating to the CVRs, any CVR Transaction or any CVR Payment(s) that the Rights Agent may reasonably request on behalf of the Holders in order to perform under this Agreement.

(g) NLS acknowledges that the bank accounts maintained by the Rights Agent in connection with the services provided under this Agreement will be in the Rights Agent’s name and that the Rights Agent may receive investment earnings in connection with the investment at the Rights Agent’s risk and for its benefit.

(h) Notwithstanding any other provisions of this Agreement, any portion of the CVR Payment paid by NLS to the Rights Agent that remains unclaimed as of the first anniversary of the expiration of this Agreement pursuant to Section 6.1 shall, to the extent permitted by law, be delivered to NLS or its designee. The Holders shall thereafter look only to NLS for delivery of any owed CVR Payments.

(i) Neither NLS, the Rights Agent nor any of their affiliates shall be liable to any CVR Holder for any payments delivered to a public official pursuant to any abandoned property, escheat law or other similar Law. Any amounts remaining unclaimed by such CVR Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall be delivered to NLS or its designee. The Holders shall thereafter look only to NLS for delivery of any owed CVR Payments.

(j) If any holder of a Warrant would, with the CVR Payment exceed the beneficial ownership limitation set forth in such Warrant, NLS shall hold such CVR Payment in abeyance until such CVR Payment would not result in the holder of such Warrant exceeding the beneficial ownership limitation contained therein.

2.6 Audit and Information Rights.

(a) Prior to the expiration of this Agreement, and in addition to and without limiting any rights of the Holders pursuant to Section 2.4, NLS shall prepare and deliver to the Rights Agent, simultaneously with its delivery of each CVR Payment Reporting Certificate, a written report, in such form as NLS shall reasonably determine, summarizing the performance of, and significant activity related to, the applicable CVR Transaction (including status updates on negotiations related to potential CVR Transactions not yet executed) and any Aggregate Cumulative Net Proceeds paid or payable (including expectations around upcoming payments and the timing thereof).

(b) In connection with any Objection Notice, NLS shall provide the Financial Expert with reasonable access during normal business hours and upon reasonable advance request to the books and records of NLS to the extent necessary to verify NLS’s calculation of a CVR Payment Amount. Further, subject to not less than five (5) Business Days advance written notice from the Acting Holders, NLS shall permit the Financial Expert, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of NLS as may be reasonably necessary to audit the calculation of any CVR Payment Amount or the calculation of the amount of Aggregate Cumulative Net Proceeds.

2.7 No Voting, Dividends or Interest; No Equity or Ownership Interest in NLS.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any CVR Holder, except as specifically provided herein.

(b) The CVRs shall not represent any equity or ownership interest in NLS or in any constituent company to the Merger. The rights of the CVR Holders and the obligations of NLS are contract rights limited to those expressly set forth in the Merger Agreement and this Agreement, and such CVR Holders’ sole right to receive property thereunder and hereunder is the right to receive cash received from the CVR Transaction(s) from NLS, if any, through the Rights Agent in accordance with the terms of the Merger Agreement and hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of NLS.

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2.8 Ability to Abandon the CVR. A CVR Holder may at any time at its option abandon all of its remaining rights in a CVR by transferring the CVR to NLS or any of its successors or assigns without consideration therefor, and NLS shall promptly notify the Rights Agent in writing of such transfer. Nothing in this Section 2.7 is intended to prohibit NLS or any of its Affiliates from offering to acquire CVRs for consideration in its sole discretion. Any CVRs acquired by NLS or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding.

2.9 Withholding. Each of NLS, the Rights Agent, and any other Person who has any obligation to deduct or withhold from any consideration payable pursuant to this Agreement shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the amounts otherwise payable pursuant to this Agreement such amounts as it determines are required by applicable Law to be deducted and withheld. To the extent that amounts are so deducted or withheld and remitted to the appropriate governmental entity in accordance with applicable law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 3 THE RIGHTS AGENT

3.1 Appointment of Rights Agent. NLS hereby appoints the Rights Agent to act as rights agent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

3.2 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith, gross negligence or fraud. If NLS shall default on any of its obligations herein (which has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a Proceeding; provided that the Rights Agent shall provide reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 3.1 shall be subject to the provisions of Section 6.9.

3.3 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence, willful or intentional misconduct or fraud on its part, rely upon a certificate signed by an authorized officer of NLS, in his or her capacity as such an officer, and delivered to the Rights Agent;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon after good faith consultation with NLS;

(d) in the absence of a duty specifically set forth in this Agreement, the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

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(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by NLS only;

(g) NLS agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, willful or intentional misconduct or fraud;

(h) NLS agrees (i) to pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement, as agreed upon in writing by Rights Agent and NLS on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable and documented out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes in respect of fees of the Rights Agent or measured by reference to the Rights Agent’s net or gross income or any similar measure). The Rights Agent shall also be entitled to reimbursement from NLS for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

3.4 Appointment of Successor. The Rights Agent may resign at any time by giving written notice thereof to NLS and the CVR Holders specifying a date when such resignation shall take effect, which notice shall be sent at least 30 days prior to the date so specified.

(a) If the Rights Agent shall resign or become incapable of acting, NLS shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent. Notwithstanding the foregoing, if NLS fails to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then any CVR Holder may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.

(b) NLS shall give notice of each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the CVR Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If NLS fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of NLS. Failure to give any notice provided for in this Section 3.4, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(c) Notwithstanding anything to the contrary in this Section 3.4, unless consented to in writing by the Acting Holders, NLS shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(d) The Rights Agent will cooperate with NLS and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.5 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to NLS and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent hereunder; but, on request of NLS or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent hereunder.

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SECTION 4 COVENANTS

4.1 List of Holders. NLS shall furnish or cause to be furnished to the Rights Agent in such form as NLS receives from NLS’s transfer agent (or other agent performing similar services for NLS), the names and addresses of the Holders within 30 Business Days of the Closing. The Rights Agent will reflect all such names and addresses on the CVR Register and confirm the write up of the CVR Register and list of initial Holders to NLS and, in any event, within 30 calendar days of the receipt of such names and addresses from NLS’s transfer agent. NLS shall promptly provide written notice to the Rights Agent of the (a) exercise of any Warrants and the issuance of any NLS Common Stock in connection therewith, and the respective numbers of CVRs acquired by a Warrant Holder pursuant to such exercise, and (b) expiration or termination of any Warrant including the number of CVRs that were subject to such expired or terminated Warrants and are therefore no longer to be included in the calculation of CVR Payment. The Rights Agent shall not be deemed to have any knowledge of the exercise or expiration of any Warrant or any CVRs to be issued or terminated in connection therewith, nor shall the Rights Agent be required to investigate or verify any calculation or adjustment made in any such notice.

4.2 Payment of CVR Payments. NLS shall duly and promptly deposit with the Rights Agent for payment to each CVR Holder each CVR Payment, if any, in the manner provided for in Section 2.4 and in accordance with the terms of this Agreement.

4.3 No Conflict. NLS will not, and will cause each of its Subsidiaries not to, enter into any agreement with any Person that is, or otherwise take any actions or inactions, in conflict with this Agreement in any material respect or materially adversely affect the performance of its obligations under this Agreement.

4.4 Further Assurances. NLS hereby agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

SECTION 5 AMENDMENTS

5.1 Amendments Without Consent of CVR Holders.

(a) Subject to Section 5.3, whether with or without the consent of any CVR Holders, the Rights Agent and NLS, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of NLS such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent shall consider to be for the protection or benefit of the CVR Holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions shall not adversely affect the interests of the CVR Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders.

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(b) Promptly after the execution by NLS and the Rights Agent of any amendment pursuant to the provisions of Section 5.1(a), NLS shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the CVR Holders at their addresses as they shall appear on the CVR Register, setting forth (i) in general terms the substance of such amendment and (ii) the text of such amendment.

5.2 Amendments with Consent of Consenting Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the CVR Holders), with the prior consent of the Consenting Holders, whether evidenced in writing or taken at a meeting of the CVR Holders, NLS, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the CVR Holders.

(b) Promptly after the execution by NLS and the Rights Agent of any amendment pursuant to the provisions of Section 5.2(a), NLS shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the CVR Holders at their addresses as they shall appear on the CVR Register, setting forth in (i) general terms the substance of such amendment and (ii) the text of such amendment.

5.3 Execution of Amendments. As a condition precedent to the execution of any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by NLS stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every CVR Holder shall be bound thereby.

SECTION 6 Remedies in the Event of Default

6.1 Action by Rights Agent. If an Event of Default occurs and is continuing or uncured, then the Rights Agent, or either party upon the written request of the Consenting Holders, may bring legal action to protect the rights of the CVR Holders, including action for payment of amounts due, for damages or for injunctive relief. In any such action, the Rights Agent shall be deemed to represent all CVR Holders. Amounts collected by the Rights Agent in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Rights Agent and the balance shall be distributed to the CVR Holders.

6.2 Limitations on Suits by CVR Holders. Subject to the rights of the CVR Holders under Section 6.3, no CVR Holder shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or similar official, for any other remedy hereunder, provided that Acting Holders shall have the right to institute an action to enforce this Agreement if (i) such Acting Holders shall have given the Rights Agent written notice of an Event of Default that is continuing or uncured, made written request upon the Rights Agent to institute such action in its own name as Rights Agent, offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred in such action, (ii) the Rights Agent for thirty (30) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, and (iii) no direction inconsistent with such written request shall have been given to the Rights Agent pursuant to Section 6.5. No CVR Holder shall have the right to prejudice the rights of other CVR Holders or to obtain or seek priority over any other CVR Holder or to enforce any right under this Agreement except for the ratable and common benefit of all CVR Holders.

6.3 Unconditional Right of CVR Holders to Institute Certain Suits. Notwithstanding any other provision in this Agreement, the right of any CVR Holder to receive or enforce payment of the amounts payable in respect of the CVR Holder’s CVRs shall not be impaired without the consent of such CVR Holder.

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6.4 Control by CVR Holders. The Acting Holders shall have the right to direct the conduct of any action for any remedy available to the Rights Agent, or exercising any power conferred on the Rights Agent by this Agreement; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent, in good faith by its board of directors, the executive committee, or a committee of directors or responsible officers of the Rights Agent, shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall determine that the actions or forbearances specified in directions would unduly prejudice the interests of CVR Holders not joining in the giving of such directions.

6.5 Rights Agent to Give Notice of Default. The Rights Agent shall give CVR Holders notice by mail of defaults which have occurred and are continuing or uncured for more than 30 days.

SECTION 7 MISCELLANEOUS PROVISIONS

7.1 Termination. This Agreement will be terminated and of no force or effect, the parties will have no liability hereunder (other than with respect to monies due and owing by NLS to the Rights Agent and the obligations that expressly survive the termination or expiration of this Agreement) and no payments will be required to be made, upon the earlier to occur of: (a) the first date on which all of the Legacy Assets have been sold or otherwise disposed, (b) the delivery of a written notice of termination duly executed by NLS and the Consenting Holders, and (c) the delivery by NLS of a CVR Program Transaction Non-Achievement Certificate and the delivery by the Rights Agent of a copy of such CVR Program Transaction Non-Achievement Certificate to the CVR Holders in accordance with Section 2.5(b) above. For the avoidance of doubt, the termination of this Agreement will not affect or limit the right to receive any CVR Payments under this Agreement to the extent earned prior to termination of this Agreement and the provisions applicable thereto will survive the expiration or termination of this Agreement.

7.2 Entire Agreement; Counterparts. This Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

7.3 Notices to Rights Agent or Parent. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail (with telephonic confirmation of receipt by the addressee thereof) if sent prior to 5:00 p.m. Eastern Time on a Business Day, and on the next Business Day if sent after 5:00 p.m. on a Business Day or on a day other than a Business Day, (b) when delivered, if delivered personally to the intended recipient, or (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to NLS:

NLS Pharmaceutics Ltd.

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alex Zwyer

Email:

with copies (that shall not constitute notice) to:

[*]

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if to the Rights Agent:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Attention: VStock Transfer Action Team

Email:

7.4 Notice to CVR Holders. Notices, requests, instructions or other documents to be given under this Agreement to CVR Holders shall be in writing and shall be deemed given (unless otherwise herein expressly provided) when mailed, first-class postage prepaid, to each CVR Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to CVR Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular CVR Holder shall affect the sufficiency of such notice with respect to other CVR Holders.

7.5 Successors and Assigns; Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective permitted successors and assigns.

7.6 NLS Successors and Assigns. NLS may assign or otherwise transfer any or all of its rights, interests and obligations, with the prior written consent of the Consenting Holders, to any other Person (each, an “Assignee”); provided that the Assignee agrees in a writing delivered to Rights Agent that Assignee shall assume and be bound by all of the terms and conditions of this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by NLS’ successors and each Assignee. NLS shall agree to remain liable for the performance by each Assignee of all obligations of NLS hereunder. Subject to compliance with the requirements set forth in this Section 7.6 relating to assignments or other transfers, this Agreement shall not restrict NLS’s ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of NLS’s and its Affiliates’s respective successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the CVR Payments and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of NLS to be performed or observed (or to be observed) by NLS. The Rights Agent may not assign this Agreement without NLS’s prior written consent. Any attempted assignment, transfer or delegation of this Agreement or any such rights in violation of this Section 7.6 shall be void and of no effect.

7.7 Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the CVR Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the CVR Holders and their permitted successors and assigns. The rights of CVR Holders and their permitted successors and assigns hereunder are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any CVR Holder or CVR Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and NLS, which notice, if given, shall be irrevocable.

7.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

7.9 Dispute Resolution; WAIVER OF JURY TRIAL.

(a) Resolution of any dispute arising hereunder shall be by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

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(b) EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9(B).

7.10 Legal Holidays. In the event that any CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

7.11 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

7.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.13 Confidentiality.

(a) “Confidential Information” shall mean any and all technical or business information relating to a party, including, without limitation, financial, marketing and product development information, stockholder information (including any non-public information of such stockholder), and proprietary information that is disclosed or otherwise becomes known to the other party or its Affiliates, agents or representatives before or during the term of this Agreement. Confidential Information shall not include any information that is: (a) already known to the other party or its Affiliates at the time of the disclosure, provided that such prior knowledge can be substantiated by the written records of such party; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its Affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other, provided that such independent development can be substantiated by the written records of such party. This Agreement, including all of its terms and conditions, will not be deemed to be Confidential Information and may be publicly disclosed by NLS.

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(b) All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care. Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party’s prior consent. However, each party may disclose relevant aspects of the other party’s Confidential Information to its officers, Affiliates, agents, subcontractors and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement. Without limiting the foregoing, each party will implement such physical and other security measures and controls as are necessary to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information. To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, the party ensures that such agent and subcontractor are contractually bound to confidentiality terms consistent with the terms of this Section 6.14.

(c) In the event that any requests or demands are made for the disclosure of Confidential Information, other than requests to Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions), the party receiving such request will promptly notify the other party to secure instructions from an authorized officer of such party as to such request and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by law or court order. Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by law or court order.

(d) As may be required by law and without limiting any party’s rights in respect of a breach of this Section 7.14, each party will promptly:

(i) notify the other party in writing of any unauthorized possession, use or disclosure of the other party’s Confidential Information by any person or entity that may become known to such party;

(ii) furnish to the other party full details of the unauthorized possession, use or disclosure; and

(iii) use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

7.14 Further Assurances. Subject to the provisions of this Agreement, the parties hereto will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other parties hereto may reasonably require to effectively carry out or perform the provisions of this Agreement.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

NLS Pharmaceutics Ltd.

By:
Name:
Title:

VStock Transfer, LLC

By:
Name:
Title:

[Signature Page to NLS Pharmaceutics Ltd. CVR Agreement]

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Exhibit 99.3

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of _____________ ___, 2024 (the “Effective Date”), by and among NLS Pharmaceutics Ltd. (the “Company”), a corporation incorporated under the laws of Switzerland, and certain the shareholders of the Company listed on Schedule A hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, NLS Pharmaceutics Ltd., an Israeli company and a wholly owned subsidiary of the Company (“Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company (“Kadimastem”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) the Company, Kadimastem, and Merger Sub intend to effect a merger of Merger Sub with and into Kadimastem (the “Merger”), whereupon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and Kadimastem shall continue as the surviving company and a wholly owned subsidiary of the Company;

WHEREAS, pursuant to the Merger Agreement, the Company has agreed to hold the Parent Shareholder Meeting for the purpose of approving (i) the issuance of shares of common stock, par value 0.08 Swiss Franc (CHF) per share, of the Company (“Common Stock”), equal to the required number of shares of Common Stock to serve as the Merger Consideration (all references to numbers of shares of Common Stock, and the par value of the Common Stock, shall be appropriately adjusted to reflect any share dividend, split, combination, or other recapitalization affecting the Common Stock occurring after the Signing Date), and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing Company shareholders, for the purpose of making available the required number of shares of Common Stock to serve as the Merger Consideration ((i) and (ii) collectively, the “Shareholder Resolutions”);

WHEREAS, each Shareholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of shares of Common Stock, as set forth on Schedule A hereto (with respect to each Shareholder, the “Owned Shares”); the Owned Shares and any additional shares of Common Stock or other voting securities of the Company of which such Shareholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, such Shareholder’s “Covered Shares”);

WHEREAS, each share of Common Stock is entitled to one vote per share;

WHEREAS, the Shareholders acknowledge that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholders set forth in this Agreement and would not enter into the Merger Agreement if any Shareholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and the Shareholders hereby agree as follows:

1. Agreement to Vote. Each Shareholder irrevocably and unconditionally agrees that during the term of this Agreement it shall at any meeting or meetings of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) called to vote upon the Shareholder Resolutions (a “Shareholder Meeting” and, collectively, the “Shareholder Meetings”), however called, or in connection with any written consent of shareholders of the Company:

(a) when a Shareholder Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any,

(b) vote, or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares:

(i) in favor of (A) the Shareholder Resolutions and any other matters necessary for consummation of the Shareholder Resolutions and (B) any proposal to adjourn or postpone such Shareholder Meeting to a later date if there are not sufficient votes to approve the Shareholder Resolutions, and

(ii) against any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the approval of the Shareholder Resolutions or any of the transactions contemplated by this Agreement or to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of such Shareholder under this Agreement; and

2. No Inconsistent Agreements. Each Shareholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, such Shareholder: (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any tender, voting or other similar agreement or arrangement, or voting trust with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with such Shareholder’s obligations pursuant to this Agreement.

3. Termination. This Agreement and all obligations on the part of the Shareholders hereunder shall terminate upon the earliest of: (a) the date that the Shareholder Resolutions are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of this Agreement by the Company to the Shareholders (such earliest date being referred to herein as the “Termination Date”), and (d) 365 days from the Effective Date; provided, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

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4. Representations and Warranties of Shareholders. Each Shareholder, as to itself (severally and not jointly), hereby represents and warrants to the Company as follows:

(a) Such Shareholder is the record or beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. Such Shareholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Covered Shares are not subject to any voting trust agreement or other contract to which such Shareholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of the Covered Shares. Except pursuant to this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which such Shareholder is a party relating to the pledge, disposition, or voting of any of the Covered Shares. Such Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Shares, except as contemplated by this Agreement.

For the purposes of this Agreement, “Transfer” means, with respect to any Covered Shares, any assignment, pledge, conveyance of any legal or beneficial ownership interest in, sale, transfer, exchange, gift, mortgage, encumbrance, grant of a security interest, issuance of a participation interest, or other disposition, either directly or indirectly, by operation of law or otherwise

(b) Each such Shareholder which is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; each such Shareholder who is a natural person has full legal power and capacity to execute and deliver this Agreement and to perform such Shareholder’s obligations hereunder. The execution, delivery and performance of this Agreement by each such Shareholder which is an entity, the performance by such Shareholder of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Shareholder is married, and any of the Covered Shares of such Shareholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Shareholder’s spouse and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Shareholder’s spouse, enforceable against such Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

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(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such Shareholder for the execution, delivery and performance of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any such Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Shareholder pursuant to, any contract to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of such Shareholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Shareholder to perform its obligations hereunder.

(d) There is no action, suit, investigation, complaint or other proceeding pending against any such Shareholder or, to the knowledge of such Shareholder, any other Person or, to the knowledge of such Shareholder, threatened against any Shareholder or any other Person that could reasonably be expected to materially impair or materially adversely affect the ability of such Shareholder to perform such Shareholder’s obligations hereunder or to restrict or prohibit (or that, if successful, would restrict or prohibit) the exercise by the Company of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

(e) Such Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Shareholder contained herein.

5. Certain Covenants of Shareholder. Each Shareholder, for itself (severally and not jointly), hereby covenants and agrees as follows:

(a) Such Shareholder hereby appoints the Company and any designee of the Company, and each of them individually, until the Termination Date (at which time this proxy shall automatically be revoked), as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Shareholder’s Covered Shares in accordance with Section 1(b). This proxy and power of attorney is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by such Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by such Shareholder with respect to his, her or its Covered Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the bankruptcy, death, or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

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(b) Prior to the Termination Date, and except as contemplated hereby, such Shareholder shall not grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or knowingly take any action that would have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement.

(c) Prior to the Termination Date, in the event that such Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional shares of Common Stock or other voting interests with respect to the Company, such shares of Common Stock or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of shares of Common Stock held by such Shareholder set forth on Schedule A hereto will be deemed amended accordingly and such shares of Common Stock or voting interests shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify the Company of any such event.

6. Shareholder Capacity. This Agreement is being entered into by each Shareholder solely in its capacity as a shareholder of the Company and not in such Shareholder’s capacity as a director, officer or employee of the Company, and nothing in this Agreement shall restrict or limit the ability of any Shareholder, any of its Affiliates, or any of their respective directors, officers or employees who is a director or officer of the Company to take any action or inaction or voting on any matter in his or her capacity as a director or officer of the Company, including taking any action specifically permitted by the Merger Agreement.

7. Disclosure. Each Shareholder hereby authorizes the Company to publish and disclose in any announcement or disclosure required by the SEC such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement.

8. Further Assurances. Each Shareholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents, and other instruments and to take all such further action as the Company may reasonably request to consummate and make effective the transactions contemplated by this Agreement.

9. Stop Transfer Restrictions. At all times commencing with the execution and delivery of this Agreement and continuing until the Termination Date, in furtherance of this Agreement, each Shareholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Shareholder’s Covered Shares (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company on the Termination Date.

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10. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party to whom such amendment, modification or supplement applies and otherwise as expressly set forth herein.

11. Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) If to a Shareholder, to the address set forth opposite such Shareholder’s name on Schedule A hereto.

(ii) If to the Company:

NLS Pharmaceutics Ltd.

Address: The Circle 6

8058 Zurich, Switzerland

Attention: Alex Zwyer

Email:

with a copy (which shall not constitute notice) to:

Sullivan & Worcester, LLP
One Post Office Square

Boston, Massachusetts 02109
Attention: Oded Har-Even, Ron Ben-Bassat, Ben Armour
E-mail:

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13. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof.

14. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

15. Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

16. Submission to Jurisdiction. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be resolved by arbitration in New York City in front of a single arbitrator under the auspices of the American Arbitration Association. The arbitrator shall issue a written ruling on such ruling may be enforced against the parties hereto in any court of competent jurisdiction. It shall be a condition of the appointment of the arbitrator that he/she shall commit to issue a final, written decision of the dispute within 90 days of his/her appointment. The parties recognize the importance of such tight time-frame and shall not request extensions thereof, nor shall the arbitrator grant any such extensions.

17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that the Company may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any of its Affiliates at any time, in which case all references herein to the Company, as applicable, shall be deemed references to such other Affiliate. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

18. Enforcement. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to the Termination Date, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

19. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

20. pdf Signature. This Agreement may be executed by .pdf signature and a .pdf signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Company and the Shareholders have caused to be executed or executed this Agreement as of the date first written above.

NLS PHARMACEUTICALS LTD.

By:
Name:	Alex Zwyer
Title:	Chief Executive Officer

Shareholder:

By:
Name:
Title: